EXHIBIT 2.2

EXECUTION VERSION

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

by and among

FACEBOOK, INC.,
a Delaware corporation,
INCEPTION ACQUISITION SUB, INC.,
a Delaware corporation,
INCEPTION ACQUISITION SUB II, LLC,
a Delaware limited liability company,
OCULUS VR, INC.,
a Delaware corporation,
and
SHAREHOLDER REPRESENTATIVE SERVICES LLC
as the Stockholders’ Agent

___________________________
Dated as of April 21, 2014
___________________________

***Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Facebook, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Exhibits

Exhibit A    -    Definitions
Exhibit B    -    Form of Stockholder Agreement
Exhibit C-1    -    Form of First Certificate of Merger
Exhibit C-2    -    Form of Second Certificate of Merger
Exhibit D    -    Legal Opinion Matters
Exhibit E-1    -    Form of FIRPTA Notice
Exhibit E-2    -    Form of FIRPTA Notification Letter
Exhibit F    -    Form of Option Waiver
Exhibit G    -    Form of Parachute Payment Waiver
Exhibit H    -    Form of Written Consent
Exhibit I    -    Form of Escrow Agreement

Schedules

Company Disclosure Letter
Schedule A    -    Key Stockholders
Schedule B    -    Contingent Payment
Schedule C    -    Stock Consideration Registration Terms
Schedule D    -    Employee RSUs
Schedule E    -    Key Employees

2.22	Representations Complete	44
	Article III
	Representations and Warranties of Acquirer and Merger Subs
3.1	Organization and Standing	44
3.2	Authority; Non-contravention	44
3.3	Issuance of Shares	45
3.4	Filings and Notices	45
3.5	No Prior Merger Sub Operations	45
3.6	Merger Subs Owned Directly	45
	Article IV
	Conduct Prior to the Effective Time
4.1	Conduct of the Business; Notices	45
4.2	Restrictions on Conduct of the Business	46
4.3	Certain Limitations	50
	Article V
	Additional Agreements
5.1	Board Recommendation, Fairness Hearing or Registration Statement, Stockholder Approval and Stockholder Notice	50
5.2	No Solicitation	53
5.3	Confidentiality; Public Disclosure	54
5.4	Reasonable Best Efforts; Regulatory Approvals	55
5.5	Third-Party Consents; Notices	56
5.6	Litigation	56
5.7	Access to Information	56
5.8	Spreadsheet	57
5.9	Expenses; Company Debt	58
5.10	Employees	58
5.11	Termination of Benefit Plans	59
5.12	Acquirer RSUs	59
5.13	Certain Closing Certificates and Documents	59
5.14	Tax Matters	59
5.15	280G Stockholder Approval	60
5.16	Nasdaq Listing	60
5.17	Director and Officer Indemnification	60
	Article VI
	Conditions to the Merger
6.1	Conditions to Obligations of Each Party to Effect the Merger	61
6.2	Additional Conditions to Obligations of the Company	62
6.3	Additional Conditions to the Obligations of Acquirer	62
	Article VII

	Termination
7.1	Termination	64
7.2	Effect of Termination	65
	Article VIII
	Escrow Fund and Indemnification
8.1	Escrow Fund	65
8.2	Indemnification	66
8.3	Indemnifiable Damage Threshold; Other Limitations	67
8.4	Period for Claims	69
8.5	Claims	69
8.6	Resolution of Objections to Claims	70
8.7	Stockholders’ Agent	71
8.8	Third-Party Claims	73
8.9	Treatment of Indemnification Payments	73
	Article IX
	General Provisions
9.1	Survival of Representations, Warranties and Covenants	73
9.2	Notices	74
9.3	Interpretation	75
9.4	Amendment	76
9.5	Extension; Waiver	76
9.6	Counterparts	76
9.7	Entire Agreement; Parties in Interest	77
9.8	Assignment	77
9.9	Severability	77
9.10	Remedies Cumulative; Specific Performance	77
9.11	Arbitration; Submission to Jurisdiction; Consent to Service of Process	77
9.12	Governing Law	78
9.13	Rules of Construction	78
9.14	Effectiveness of Amendment and Restatement	78

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 21, 2014 , by and among Facebook, Inc., a Delaware corporation (“Acquirer”), Inception Acquisition Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acquirer (“Merger Sub I”), Inception Acquisition Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Acquirer (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), Oculus VR, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the stockholders’ agent (the “Stockholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.
RECITALS

A.
Acquirer, Merger Sub I and the Company intend to effect a reorganization (the “Reorganization”) in which, as steps in a single, integrated transaction, (1) Merger Sub I will merge with and into the Company in accordance with this Agreement and Delaware Law (the “First Merger”), Merger Sub I will cease to exist, and the Company will become a direct, wholly owned subsidiary of Acquirer, and (2) as part of the same overall transaction, the Company will merge with and into Merger Sub II, the Company will cease to exist, and Merger Sub II will survive as a direct, wholly owned subsidiary of Acquirer (the “Second Merger” and, collectively or in seriatim with the First Merger, as appropriate, the “Merger”).

B.
Acquirer, the Merger Subs, the Company and the Stockholders’ Agent have previously entered into that certain Agreement and Plan of Merger, dated as of March 25, 2014 (the “Agreement Date,” and such agreement the “Original Agreement”), which they desire to amend and restate in its entirety in accordance with Section 9.4 thereof, effective as of the date hereof.

C.
The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (2) approved this Agreement in accordance with Delaware Law and (3) adopted a resolution directing that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger.

D.
The board of directors of Merger Sub I has (1) declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub I and the stockholder of Merger Sub I and (2) adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub I, adopt this Agreement and approve the First Merger. The managers of Merger Sub II have approved this Agreement and the Second Merger, and Acquirer, as the sole member of Merger Sub II, shall, on the Agreement Date, immediately following execution and delivery of this Agreement, approve the Second Merger.

E.
The board of directors of Acquirer has approved this Agreement and the Transactions, including the Merger and the issuance of shares of Acquirer Common Stock in connection therewith, upon the terms and subject to the conditions set forth herein, and Acquirer, as the sole stockholder of Merger Sub I, shall, on the Agreement Date immediately following execution and delivery of this Agreement, adopt this Agreement and approve the Merger.

F.
Acquirer, the Merger Subs and the Company intend that the First Merger and the Second Merger are integrated steps in the Reorganization and that the Reorganization constitute a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

G.
Concurrently with the execution of the Original Agreement, and as a condition and inducement to Acquirer’s and the Merger Subs’ willingness to enter into the Original Agreement, each Key Employee has executed (1) Acquirer’s customary form of employment offer letter, together with a confidential information and assignment agreement (together, an “Offer Letter”) and (2) if such Key Employee is a Company Stockholder as of the execution of the Original Agreement, Acquirer’s customary form of vesting agreement (a “Vesting Agreement”), each to become effective upon the Closing.

H.
Concurrently with the execution of the Original Agreement, and as a condition and inducement to Acquirer’s and the Merger Subs’ willingness to enter into the Original Agreement, each Key Employee has executed a non-competition agreement (a “Non-Competition Agreement”), each to become effective upon the Closing.

I.
Immediately following the execution and delivery of the Original Agreement, the Company obtained and delivered to Acquirer a stockholder agreement in substantially the form attached hereto as Exhibit B (the “Stockholder Agreement”) executed by the Company Stockholders identified on Schedule A (the “Key Stockholders”).

NOW, THEREFORE, in accordance with Section 9.4 of the Original Agreement and in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amended and restate the Original Agreement in its entirety as follows:
Article I
THE REORGANIZATION
1.1    The Merger.
(a)    First Merger and Second Merger. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub I shall be merged with and into the Company, and the separate existence of Merger Sub I shall cease. The Company will continue as the surviving corporation in the First Merger (sometimes referred to herein as the “First Step Surviving Corporation”) and as a direct, wholly owned subsidiary of Acquirer. Upon the terms and subject to the conditions set forth herein, at the Second Effective Time, the First Step Surviving Corporation shall merge with and into Merger Sub II, the separate corporate existence of the First Step Surviving Corporation shall cease and Merger Sub II shall continue as the surviving entity (sometimes referred to herein as the “Final Surviving Entity”).
(b)    Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of Delaware Law.

(c)    Closing. Upon the terms and subject to the conditions set forth herein, the closing of the First Merger (the “Closing”) shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, 94041, or at such other location as Acquirer and the Company agree, at (i) 10:00 a.m. Pacific time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (ii) such other time as Acquirer and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”
(d)    Effective Time and the Second Effective Time. A certificate of merger satisfying the applicable requirements of Delaware Law in substantially the form attached hereto as Exhibit C-1 (the “First Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The First Merger shall become effective upon the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the First Certificate of Merger (the “Effective Time”). Promptly following the Effective Time, but in no event later than two Business Days thereafter, Acquirer, the Company and Merger Sub II shall cause a certificate of merger satisfying the applicable requirements of Delaware Law in substantially the form attached hereto as Exhibit C-2 (the “Second Certificate of Merger”) to be filed with the Secretary of State of Delaware in accordance with the relevant provisions of Delaware Law (the time of acceptance by the Secretary of State of the State of Delaware of such filing being referred to herein as the “Second Effective Time”).
(e)    Certificate of Incorporation and Bylaws; Directors and Officers.
(i)    Unless otherwise determined by Acquirer and the Company prior to the Effective Time:
(A)    the certificate of incorporation of the First Step Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the First Certificate of Merger, until thereafter amended as provided by Delaware Law;
(B)    the Company shall take all actions necessary to cause the bylaws of the First Step Surviving Corporation to be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub I as in effect immediately prior to the Effective Time; and
(C)    the Company shall take all actions necessary to cause the directors and officers of Merger Sub I immediately prior to the Effective Time to be the only directors and officers of the First Step Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the First Step Surviving Corporation.
(ii)    At the Second Effective Time:
(A)    the Certificate of Formation of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be amended in its entirety to read as set forth in the Second Certificate of Merger, until thereafter amended as provided by Delaware Law;

(B)    the Limited Liability Company Agreement of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall become the Limited Liability Company Agreement of the Final Surviving Entity, until thereafter amended as provided by Delaware Law, the Certificate of Formation of Merger Sub II and such Limited Liability Company Agreement;
(C)    the managers of Merger Sub II immediately prior to the Second Effective Time shall be the sole managers of the Final Surviving Entity immediately after the Second Effective Time until their respective successors are duly appointed; and
(D)    the officers of Merger Sub II immediately prior to the Second Effective Time shall be the officers of the Final Surviving Entity immediately after the Second Effective Time until their respective successors are duly appointed.
1.2    Closing Deliveries.
(a)    Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing:
(i)    a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied; and
(ii)    the Escrow Agreement, executed by Acquirer and the Escrow Agent.
(b)    Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:
(i)    a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 6.3(a) and Section 6.3(f) has been satisfied;
(ii)    a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of the Closing, (C) the resolutions of the Board (I) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with the provisions of Delaware Law and (III) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger and (D) other matters reasonably requested by Acquirer;
(iii)    a written opinion from the Company’s outside legal counsel, covering the matters set forth on Exhibit D, dated as of the Closing Date and addressed to Acquirer;
(iv)    written acknowledgments pursuant to which any Person that is entitled to any Transaction Expenses acknowledges (A) the total amount of Transaction Expenses that (I) has been incurred and paid to such Person prior to the Closing and (II) has been incurred and remains payable to such Person and (B) that, upon payment of such remaining payable amount at the Closing, it shall be paid in full and shall not be owed any other amount by any of Acquirer, the Company, its Affiliates and/or the First Step Surviving Corporation;
(v)    one or more Written Consents executed by each Key Stockholder and such other Company Stockholders as are necessary, when taken together with the Key Stockholders, to evidence the obtainment of the Company Stockholder Approval and the Requisite Stockholder Approval;
(vi)    the Stockholder Agreement, executed by each Key Stockholder;
(vii)    Offer Letters, effective as of the Closing, executed by each Key Employee and Continuing Employee;
(viii)    Non-Competition Agreements, effective as of the Closing, executed by each Key Employee;
(ix)    Vesting Agreements, effective as of the Closing, executed by each Key Employee and each Continuing Employee who is a Company Stockholder as of immediately prior to the Closing;
(x)    evidence reasonably satisfactory to Acquirer of the resignation of each director and officer of the Company or any Subsidiary in office immediately prior to the Closing as directors and/or officers of the Company and/or any Subsidiary, effective as of, and contingent upon, the Effective Time;
(xi)    true, correct and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession or that the Company can obtain through commercially reasonable efforts with respect to any unvested securities or other property ever issued by the Company or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers;
(xii)    unless otherwise requested by Acquirer in writing no less than three Business Days prior to the Closing Date, a true, correct and complete copy of resolutions adopted by the Board, certified by the Secretary of the Company, authorizing the termination of each or all of the Company Employee Plans that are “employee benefit plans” within the meaning of ERISA;
(xiii)    certificates from the Secretary of State of the States of Delaware and California and each other state or other jurisdiction in which the Company is qualified to do business as a foreign corporation, dated within three Business Days prior to the Closing Date, certifying that the Company is in good standing and that all applicable Taxes and fees of the Company through and including the Closing Date have been paid;
(xiv)    the Spreadsheet completed to include all of the information specified in Section 5.8(a) in a form reasonably satisfactory to Acquirer and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete as of the Closing Date;
(xv)    the Company Closing Financial Statement;

(xvi)    FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit E-1, dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the IRS on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit E-2, dated as of the Closing Date and executed by the Company;
(xvii)    a separation agreement or similar document in a form reasonably satisfactory to Acquirer (a “Separation Agreement”) executed by each of the Designated Employees;
(xviii)    the First Certificate of Merger, executed by the Company;
(xix)    an amendment, waiver and consent, in substantially the form attached hereto as Exhibit F (an “Option Waiver”), executed by each Company Optionholder;
(xx)    a parachute payment waiver, in substantially the form attached hereto as Exhibit G (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 5.15; and
(xxi)    the Escrow Agreement, executed by the Stockholders’ Agent.
Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer or the Merger Subs that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s or the Merger Subs’ remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.
1.3    Effect on Capital Stock and Options.
(a)    Treatment of Company Capital Stock and Company Options. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the First Merger and without any action on the part of any party hereto, Company Stockholder, Company Optionholder or any other Person:
(i)    Company Common Stock. Each share of Company Common Stock, including any Unvested Company Shares, held by a Converting Holder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, (A) subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Common Per Share Cash Consideration and a number of shares of Acquirer Common Stock equal to the Common Per Share Stock Consideration, (B) subject to and in accordance with Section 1.4 and Schedule B hereto, an amount in cash, without interest, equal to the applicable portion of the Contingent Cash Payment Per Share Consideration and a number of shares equal to the applicable portion of the Contingent Stock Payment Per Share Consideration, (C) subject to and in accordance with Section 1.4, Section 1.6(h) and Article VIII, the right to receive upon release from the Escrow Fund such Converting Holder’s Pro Rata Share of the Escrow Fund and (D) subject to and in accordance with Section 8.7, the right to receive such Converting Holder’s Pro Rata Share of the Stockholders’ Agent Expense Fund.

(ii)    Company Options. Each Company Option, whether vested or unvested, that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall, without any further action on the part of any holder thereof, be terminated and cancelled at the Effective Time and shall not be assumed by Acquirer, and no Company Option shall be substituted with any equivalent option or right to purchase Acquirer Common Stock. Upon cancellation thereof, each vested Company Option held by a Converting Holder prior to the Effective Time shall be converted into and represent the right to receive, (A) subject to and in accordance with Section 1.4, an amount in cash, without interest, with respect to each share of Company Common Stock underlying such Company Option, equal to the Option Per Share Consideration (collectively, the “Option Payments”), (B) subject to and in accordance with Section 1.4 and Schedule B hereto, an amount in cash, without interest, equal to the applicable portion of the Contingent Cash Payment Per Share Consideration and a number of shares equal to the applicable portion of the Contingent Stock Payment Per Share Consideration, (C) subject to and in accordance with Section 1.4 and Article VIII, the right to receive upon release from the Escrow Fund such Converting Holder’s Pro Rata Share of the Escrow Fund in cash (as set forth on the Updated Spreadsheet) and (D) subject to and in accordance with Section 8.7, the right to receive such Converting Holder’s Pro Rata Share of the Stockholders’ Agent Expense Fund; provided that any distributions to holders of Company Options must be made prior to the date that is five years following the Effective Time and otherwise in accordance with Treasury Regulation 1.409A-3 (i)(5)(iv)(A). The amount of cash each Converting Holder holding Company Options is entitled to receive for such Company Options shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Options held by such Converting Holder and will be reduced by any applicable payroll, income tax or other withholding taxes. Upon cancellation thereof, no payment shall be made with respect to any Company Option that is not a vested Company Option. The Company shall, prior to the Closing, take or cause to be taken all actions, and shall obtain all consents, as may be required to effect the treatment of Company Options pursuant to this Section 1.3(a)(ii).
(iii)    Notwithstanding anything to the contrary contained herein, in no event shall the aggregate amount of cash and the aggregate number of shares of Acquirer Common Stock to be paid and issued, respectively, by Acquirer to the Company Securityholders (including the Merger Consideration, the Aggregate Option Cash-Out Amount, the Contingent Stock Payment Consideration and the Contingent Cash Payment Consideration, but excluding the Employee RSUs) exceed the Total Amount less the Closing Net Working Capital Shortfall, if any, and less an amount in cash equal to the Transaction Expenses that are incurred but unpaid as of the Closing.
(b)    Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.
(c)    Treatment of Merger Sub I Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub I or any other Person, each share of capital stock of Merger Sub I that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the First Step Surviving Corporation (and the shares of the First Step Surviving Corporation into which the shares of Merger Sub I capital stock are so converted shall be the only shares of the First Step Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub I capital stock will evidence ownership of such number of shares of common stock of the First Step Surviving Corporation.

(d)    Treatment of Merger Sub II Membership Interests. At the Second Effective Time, each share of common stock of the First Step Surviving Corporation that is issued and outstanding, immediately prior to the Second Effective Time shall be cancelled and extinguished without any conversion thereof. At the Second Effective Time, each membership interest of the Merger Sub II that is issued and outstanding immediately prior to the Second Effective Time will constitute one membership interest of the Final Surviving Entity. Such membership interests shall be the only membership interests of the Final Surviving Entity that are issued and outstanding immediately after the Second Effective Time.
(e)    Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Acquirer Common Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.
(f)    Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law or California Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law or California Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law or California Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Merger Consideration as if such shares never had been Dissenting Shares. The Company shall provide to Acquirer (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to Delaware Law or California Law and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to such demands under Delaware Law or California Law. The Company shall not, except with the prior written consent of Acquirer, or as otherwise required under Delaware Law or California Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Subject to Section 8.2, the payout of consideration under this Agreement to the Converting Holders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(f) and under Delaware Law or California Law) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under Delaware Law or California Law by any other Company Stockholder.
(g)    Rights Not Transferable. The rights of the Company Securityholders under this Agreement as of immediately prior to the Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason other than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(h)    Fractional Shares. The number of shares of Acquirer Common Stock into which a Converting Holder’s shares of Company Common Stock are converted pursuant to this Article I shall be rounded down to the nearest whole number of shares of Acquirer Common Stock. In lieu of any fractional shares of Acquirer Common Stock to which any Converting Holder would otherwise be entitled (after aggregating, for each particular stock certificate representing Company Capital Stock, all fractional shares of Acquirer Common Stock to be received by such holder), such Converting Holder shall receive from Acquirer an amount in cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the Acquirer Stock Price.
(i)    No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the Merger and the other Transactions.
1.4    Payment and Exchange Procedures.
(a)    Surrender of Certificates.
(i)    As soon as reasonably practicable after the Closing Date, to the extent not previously mailed, Acquirer shall mail, or cause to be mailed, a letter of transmittal in customary form together with instructions for use thereof (the “Letter of Transmittal”) to every holder of record of Company Capital Stock that was issued and outstanding immediately prior to the Effective Time. The Letter of Transmittal shall specify that delivery of the certificates or instruments that immediately prior to the Effective Time represented issued and outstanding Company Capital Stock (the “Certificates”) shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt thereof by Acquirer (or, in the case of any lost, stolen or destroyed Certificate, compliance with Section 1.4(a)(vi)), together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates, and shall be in such form and have such other provisions as Acquirer may reasonably specify, including that the Converting Holders agree to be bound by the provisions of Section 1.5 and Article VIII and agree to release the Company, the First Step Surviving Corporation and the Final Surviving Entity from any claims, rights, Liabilities and causes of action whatsoever based upon, relating to or arising out of the Certificates, the Merger and/or the Transactions.
(ii)    As soon as reasonably practicable after the Closing, Acquirer shall cause to be deposited with U.S. Bank National Association or other bank or trust company as Acquirer may choose in its discretion (the “Paying Agent”) the Merger Consideration less the sum of (A) the Escrow Amount, plus (B) the Stockholders’ Agent Expense Amount, plus (C) the Aggregate Option Cash-Out Amount.
(iii)    As soon as reasonably practicable after the date of delivery to the Paying Agent of a Certificate, together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, (A) the holder of record of such Certificate shall be entitled to receive (I) the amount of cash and (II) the number of shares of Acquirer Common Stock that such holder has the right to receive pursuant to Section 1.3(a)(i)(A) or Section 1.3(a)(ii)(A), as applicable, in respect of such Certificate, less such Converting Holder’s Pro Rata Share of the Escrow Amount (with cash and stock allocations thereof as set forth on the Spreadsheet) and of the Stockholders’ Agent Expense Amount, and (B) such Certificate shall be cancelled.
(iv)    Subject to and in accordance with Schedule B, as soon as reasonably practicable after a Contingent Payment Date, each former holder of record of a Certificate as of immediately prior to the Effective Time shall be entitled to receive the applicable amount of cash and number of shares of Acquirer Common Stock that such holder has the right to receive pursuant to Section 1.3(a)(i)(B) and/or Section 1.3(a)(ii)(B), as applicable, in respect of such Certificate.
(v)    Any certificates or book-entry entitlements representing the shares of Acquirer Common Stock to be issued pursuant to Section 1.3(a) shall bear the following legends to the extent applicable (along with any other legends that may be required under Applicable Law):
“(1)    THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, A VALID EXEMPTION UNDER SECTION 3(A)(10) OF THE SECURITIES ACT OR AN OPINION OF COUNSEL FOR THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.
(2)    THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A RIGHT OF REPURCHASE AND/OR INDEMNITY AND ESCROW OBLIGATIONS AS SET FORTH IN AN AGREEMENT WITH THE COMPANY.”
It is Acquirer’s current policy not to issue stock certificates representing shares of its capital stock, and all new issuances of capital stock are reflected on Acquirer’s books and records in book entry only, with appropriate notations reflecting the applicable legends.
(vi)    Upon receipt of written confirmation of the effectiveness of the First Merger from the Secretary of State of the State of Delaware, Acquirer will instruct the Paying Agent to (A) subject to any applicable Vesting Agreement, pay to each Converting Holder by check or wire transfer of same‑day funds the aggregate amount of cash payable to such Converting Holder pursuant to Section 1.3(a)(i)(A), less such Converting Holder’s applicable portion of the Cash Escrow Amount (as set forth on the Spreadsheet) and the Pro Rata Share of the Stockholders’ Agent Expense Amount, and (B) subject to any applicable Vesting Agreement, deliver to each Converting Holder the aggregate number of shares of Acquirer Common Stock issuable to such Converting Holder pursuant to Section 1.3(a)(i)(A), less such Converting Holder’s Stock applicable portion of the Stock Escrow Amount (as set forth on the Spreadsheet), in each case other than in respect of Dissenting Shares to holders thereof, and in each case as promptly as practicable following the submission of a Certificate to the Paying Agent and a duly executed Letter of Transmittal by such Converting Holder.
(vii)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and, if required by Acquirer or the Paying Agent, the payment of any reasonable fees and the posting by such Person of a bond in such reasonable amounts as Acquirer may direct as indemnity against any claim that may be made against it with respect to such document, the Paying Agent will pay and deliver, in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration payable and issuable, respectively, pursuant to Section 1.3(a)(i)(A) and/or Section 1.3(a)(ii)(A), as applicable, less the applicable portion of such Converting Holder’s Pro Rata Share of the Escrow Amount (with cash and stock allocations thereof as set forth on the Spreadsheet) and the Stockholders’ Agent Expense Amount.
(b)    Surrender of Options. Acquirer shall cause the Option Payments to be paid to each Company Optionholder holding Company Options, less such Company Optionholder’s applicable portion of the Cash Escrow Amount (as set forth on the Spreadsheet), through Acquirer’s or the Final Surviving Entity’s payroll system in accordance with standard payroll practices (and in any event no later than Acquirer’s or the Final Surviving Entity’s second payroll run following the Closing Date), and subject to any required withholding for applicable Taxes; provided that such payment to such Company Optionholder shall be made only if such Company Optionholder shall have delivered a duly executed Option Waiver prior to the Closing.
(c)    Escrow Amount. Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall withhold from each Converting Holder’s applicable portion of the Merger Consideration payable and issuable to such Converting Holder pursuant to Section 1.3(a)(i)(A) and/or Section 1.3(a)(ii)(A), as applicable, such Converting Holder’s Pro Rata Share of the Escrow Amount (with cash and stock allocations thereof as set forth on the Spreadsheet) and shall deposit the Escrow Amount with the Escrow Agent pursuant to Section 8.1. The shares of Acquirer Common Stock deposited into the Escrow Fund shall, to the maximum extent possible, consist of vested shares of Acquirer Common Stock. The Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under Section 1.6(h) or Article VIII, and shall be held and distributed in accordance with Section 1.6(h) and Section 8.1. The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute, among other things, approval of the Escrow Amount, the withholding of the Escrow Amount by Acquirer and the appointment of the Stockholders’ Agent.
(d)    Stockholders’ Agent Expense Fund. Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall withhold from each Converting Holder’s applicable portion of the Cash Consideration payable to such Converting Holder pursuant to Section 1.3(a)(i)(A) and Section 1.3(a)(ii)(A) such Converting Holder’s Pro Rata Share of $1,000,000 (the “Stockholders’ Agent Expense Amount”). At the Effective Time, Acquirer shall deposit with the Stockholders’ Agent the Stockholders’ Agent Expense Amount (the aggregate amount of cash so held by the Stockholders’ Agent from time to time, the “Stockholders’ Agent Expense Fund”), which Stockholders’ Agent Expense Fund shall be used by the Stockholders’ Agent solely for the payment of expenses incurred by it in performing its duties in accordance with Section 8.7.
(e)    Transfers of Ownership. If any cash amount or share of Acquirer Common Stock payable or issuable pursuant to Section 1.3(a) is to be paid or issued to a Person other than the Person to which the Certificate or Company Option surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance thereof that such Certificate or Company Option shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by Acquirer any transfer or other Taxes required by reason of the payment of cash or issuance of shares of Acquirer Common Stock in any name other than that of the registered holder of such Certificate or Company Option, or established to the satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.
(f)    No Liability. Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(g)    Unclaimed Consideration. Each holder of a Certificate or Company Option who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration payable or issuable pursuant to Section 1.3(a) in respect of such Certificate or Company Option. Notwithstanding anything to the contrary contained herein, if any Certificate or Company Option has not been surrendered prior to the earlier of the first anniversary of the Effective Time and such date on which the applicable portion of the Merger Consideration payable or issuable pursuant to Section 1.3(a) in respect of such Certificate or Company Option would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such Certificate or Company Option shall, to the extent permitted by Applicable Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.
1.5    No Further Ownership Rights in the Company Capital Stock, Company Options. The applicable portion of the Merger Consideration paid or payable and issued or issuable following the surrender for exchange of the Certificates and Company Options in accordance with this Agreement shall be paid or payable or issued or issuable in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates or issuable pursuant to such Company Options, and there shall be no further registration of transfers on the records of the First Step Surviving Corporation of shares of Company Capital Stock or Company Options that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or document or instrument representing a Company Option is presented to the First Step Surviving Corporation or the Final Surviving Entity for any reason, such Certificate or Company Option shall be cancelled and exchanged as provided in this Article I.
1.6    Company Net Working Capital Adjustment.
(a)    Pursuant to Section 5.13, the Company shall deliver the Company Closing Financial Statement to Acquirer not later than three Business Days prior to the Closing Date.
(b)    Within 90 days after the Closing, Acquirer may object to the calculation of Company Net Working Capital included in the Company Closing Financial Statement (the “NWC Calculations”) by delivering to the Stockholders’ Agent a notice (the “Acquirer NWC Notice”) setting forth Acquirer’s calculation of Company Net Working Capital and the amount by which Company Net Working Capital as calculated by Acquirer is less than Company Net Working Capital as set forth in the Company Closing Financial Statement, in each case together with supporting documentation, information and calculations.
(c)    The Stockholders’ Agent may object to the calculation of Company Net Working Capital set forth in the Acquirer NWC Notice by providing written notice of such objection to Acquirer within 20 days after Acquirer’s delivery of the Acquirer NWC Notice (the “Notice of Objection”), together with supporting documentation, information and calculations. Any matters not expressly set forth in the Notice of Objection shall be deemed to have been accepted by the Stockholders’ Agent on behalf of the Converting Holders.
(d)    If the Stockholders’ Agent timely provides the Notice of Objection, then Acquirer and the Stockholders’ Agent shall confer in good faith for a period of up to 10 Business Days following Acquirer’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Converting Holders.
(e)    If, after the 10 Business Day period set forth in Section 1.6(d), Acquirer and the Stockholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the

Stockholders’ Agent shall engage KPMG LLP or, if such firm is not able or willing to so act, another auditing firm acceptable to both Acquirer and the Stockholders’ Agent (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Stockholders’ Agent and the NWC Calculations to the extent relevant thereto. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any even within 60 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Converting Holders, and the Reviewing Accountant shall provide Acquirer and the Stockholders’ Agent with a calculation of Company Net Working Capital in accordance with such determination.
(f)    If the sum of (x) Company Net Working Capital as finally determined pursuant to Section 1.6(b), Section 1.6(d) and/or Section 1.6(e), as the case may be (the “Final Net Working Capital”), plus (y) the Closing Net Working Capital Shortfall, if any, is less than the Closing Net Working Capital Target (such difference, the “Final Net Working Capital Shortfall”), then the Converting Holders shall severally but not jointly indemnify and hold harmless Acquirer without any dispute by the Stockholders’ Agent, for the full amount of:
(i)    the Final Net Working Capital Shortfall; and
(ii)    all fees, costs and expenses of the Reviewing Accountant to be paid by the Converting Holders pursuant to Section 1.6(g)(ii) or Section 1.6(g)(iii), if any.
(g)    The fees, costs and expenses of the Reviewing Accountant shall be paid by (i) Acquirer in the event the difference between the Final Net Working Capital as determined by the Reviewing Accountant pursuant to Section 1.6(e) and the NWC Calculations set forth in the Acquirer NWC Notice (such difference, the “Acquirer’s Difference”) is greater than the difference between the Final Net Working Capital as determined by the Reviewing Accountant pursuant to Section 1.6(e) and the NWC Calculations set forth in the Notice of Objection (such difference, the “Stockholders’ Agent’s Difference”), (ii) by the Converting Holders if the Acquirer’s Difference is less than the Stockholders’ Agent’s Difference or (iii) equally by Acquirer on the one hand, and the Converting Holders on the other hand, if the Acquirer’s Difference is the same as the Stockholders’ Agent’s Difference.
(h)    To the extent that the Converting Holders have an obligation to indemnify Acquirer pursuant to this Section 1.6 and there is an amount of cash and/or a number shares of Acquirer Common Stock in the Escrow Fund, Acquirer shall, in satisfaction of such indemnification obligation, cause the Escrow Agent to return to Acquirer an amount in cash and/or a number of shares of Acquirer Common Stock having an aggregate value (based on the Acquirer Stock Price) equal to the aggregate amount of such indemnification obligation. Acquirer’s right to indemnification pursuant to this Section 1.6 will not be subject to any of the limitations set forth in Article VIII. Any payments made pursuant to this Section 1.6 shall be treated as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted under Applicable Law.
1.7    Tax Consequences. The parties hereto intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 354(a)(1) of the Code, and to cause the Reorganization to qualify as a “reorganization” within the meaning of Section 368(a) of the Code; it being understood and agreed that, except as provided in Section 5.14(c), no party hereto makes any representations or warranties to any other Person or to any Company Securityholder regarding the Tax treatment of the Reorganization, or any of the Tax consequences to any Person or any Company Securityholder of this Agreement, the Merger or the other Transactions or the other agreements contemplated by this Agreement; it being further understood and agreed, that the preceding clause does not detract from any specific factual representation or warranty made in this Agreement that may have a bearing on the Tax treatment of the Merger or the Tax consequences of the Transactions. The parties hereto acknowledge that they, and in the case of the Company, the Company Securityholders, are relying solely on their own Tax advisors in connection with this Agreement, the Reorganization and the other Transactions and the other agreements contemplated by this Agreement.
1.8    Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) arising from the transfers or deemed transfers of stock or assets that occur by virtue of the Merger shall be paid by the applicable Company Securityholder when due, and such Company Securityholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees.
1.9    Withholding Rights. Each of Acquirer, the First Step Surviving Corporation, the Final Surviving Entity and the Paying Agent shall be entitled to deduct and withhold from any payments of cash or issuances of Acquirer Common Stock pursuant to this Agreement to any Key Employee, any Continuing Employee or any holder of any shares of Company Capital Stock, Company Options or Certificates, such amounts in cash and/or shares of Acquirer Common Stock as Acquirer, the First Step Surviving Corporation, the Final Surviving Entity or the Paying Agent is required to deduct and withhold with respect to any such payments or issuances under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid or issued, as applicable, to such Persons in respect of which such deduction and withholding was made.
1.10    Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the First Step Surviving Corporation and the Final Surviving Entity with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the First Step Surviving Corporation and the managers of the Final Surviving Entity are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of the Original Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed)), the Company represents and warrants to Acquirer as follows:
2.1    Organization, Standing, Power and Subsidiaries.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company and each Subsidiary has the corporate or other power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so licensed, qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to the Company and any Subsidiary.
(b)    Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board (or similar body), (ii) the names of the members of each committee of the Board (or similar body) and (iii) the names and titles of the officers of the Company.
(c)    Schedule 2.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary. The Company is the owner of all of the Equity Interests of each Subsidiary, free and clear of all Encumbrances, and all such Equity Interests are duly authorized, validly issued, fully paid and non-assessable and are not subject to any preemptive right or right of first refusal created by statute, the Certificate of Incorporation and Bylaws or other equivalent organizational or governing documents, as applicable of such Subsidiary or any Contract to which such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to be issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such Equity Interests. The Company does not directly or indirectly own any Equity Interests in any Person, other than the Subsidiaries listed in Schedule 2.1(c) of the Company Disclosure Letter.
2.2    Capital Structure.
(a)    The authorized Company Capital Stock consists solely of (i) 3,300,000 shares of Company Common Stock, of which (A) 2,500,000 are designated Company Class A Common Stock and (B) 800,000 are designated Company Class B Common Stock, and (ii) 1,256,190 shares of Company Preferred Stock, of which (A) 573,066 are designated Company Series A Preferred Stock and (B) 683,124 are designated Company Series B-1 Preferred Stock. As of the Agreement Date, a total of 754,667 shares of Company Class A Common Stock, 66,025 shares of Company Class B Common Stock, 573,066 shares of Company Series A Preferred Stock and 683,124 shares of Company Series B-1 Preferred Stock are issued and outstanding, and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the Agreement Date. The Company holds no treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Stockholders and the number and type of such shares so owned by such Company Stockholder, and any beneficial holders thereof, if applicable, (ii) the number of shares of Company Common Stock that would be owned by such Company Stockholder assuming conversion of all shares of Company Preferred Stock so owned by such Person giving effect to all anti-dilution and similar adjustments and (iii) the number of such shares of Company Common Stock that are Unvested Company Shares, including as applicable the number and type of such Unvested Company Shares, the per share purchase price paid for such Unvested Company Shares, the vesting schedule in effect for such Unvested Company Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Company Shares and the length of the repurchase period following the termination of service of the holder of such Unvested Company Shares. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract to which the Company is a party or by which the Company or any of its assets is bound. The Company has never declared or paid any dividends on any shares of Company Capital Stock. There is no Liability for dividends accrued and unpaid by the Company.

The Company is not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. To the knowledge of the Company, no Company Stockholder that is a limited partnership has any limited partners who are employees of Acquirer. Each share of Company Preferred Stock is convertible into shares of Company Class A Common Stock on a one-for-one basis and, subject to the execution of a Written Consent by the holders of a majority of the then-outstanding shares of Company Preferred Stock, immediately prior to the Closing, all shares of Company Preferred Stock will automatically convert into shares of Company Class A Common Stock in accordance with the Certificate of Incorporation in effect as of the Agreement Date. All issued and outstanding shares of Company Capital Stock and all Company Options were issued in compliance with corporate, federal and state securities laws and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.
(b)    As of the Agreement Date, the Company has reserved 427,902 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 290,974 shares are subject to outstanding and unexercised Company Options and 136,928 shares remain available for issuance thereunder. Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Optionholders, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such option under Section 422 of the Code (or any applicable foreign Tax law), the term of each Company Option, the plan from which such Company Option was granted (if any) and the country and state of residence of such Company Optionholder. All Company Options listed on Schedule 2.2(b) of the Company Disclosure Letter that are denoted as incentive stock options under Section 422 of the Code have been awarded on such terms and conditions as may allow them to so qualify. In addition, Schedule 2.2(b) of the Company Disclosure Letter indicates, as of the Agreement Date, which Company Optionholders are Persons that are not employees of the Company (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company. True, correct and complete copies of each Company Option Plan, all agreements and instruments relating to or issued under each Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Capital Stock purchased under such Company Option) have been made available to Acquirer, and such Company Option Plans and Contracts have not been amended, modified or supplemented since being provided to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plans or Contracts in any case from those provided to Acquirer. The terms of the Company Option Plans permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the Company Optionholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Options.
(c)    As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock, Company Options. Other than as set forth on Schedule 2.2(a), Schedule 2.2(b) and Schedule 2.2(c) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company or any Subsidiary, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company, any Subsidiary or a Company Securityholder is a party or by which they or their assets are bound, (i) obligating the Company, any Subsidiary or, to the knowledge of the Company, such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or any Subsidiary or other rights to purchase or otherwise acquire any Equity Interests of the Company or any Subsidiary, whether vested or unvested, or (ii) obligating the Company or any Subsidiary to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, call, right or Contract.
(d)    No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company or any Subsidiary, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).
(e)    There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company and any Company Securityholder, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. Neither the Company Option Plans nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Company Options or Unvested Company Shares requires or otherwise provides for any accelerated vesting of any Company Options or Unvested Company Shares or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company or Acquirer, or any other event, whether before, upon or following the Effective Time.
(f)    As of the Closing, (i) the number of shares of Company Capital Stock set forth in the Spreadsheet as being owned by a Person, or subject to Company Options owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Capital Stock or any other Equity Interests of the Company, (ii) no Person not disclosed in the Spreadsheet will have a right to acquire from the Company any shares of Company Capital Stock, Company Options or any other Equity Interests of the Company and (iii) the shares of Company Capital Stock, Company Options disclosed in the Spreadsheet will be free and clear of any Encumbrances.
2.3    Authority; Non-contravention.
(a)    Subject to obtaining the Company Stockholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the Board, has (i) declared that this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement in accordance with the provisions of Delaware Law and (iii) directed that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger. The affirmative votes of (i) the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), (ii) the holders of a majority of the outstanding shares of Company Common Stock (voting as a separate voting class) and (iii) the holders of a majority of the outstanding shares of Company Preferred Stock (voting as a separate voting class) are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement and approve the Merger under Delaware Law, California Law, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”).
(b)    The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company, any Subsidiary or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to the Agreement Date, (B) any Material Contract of the Company or any Subsidiary or any Material Contract applicable to any of its material assets or (C) any Applicable Law in effect as of the Agreement Date.
(c)    No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (i) the filing of the First Certificate of Merger and the Second Certificate of Merger, as provided in Section 1.1(d), (ii) such filings and notifications as may be required to be made by the Company in connection with the Merger and the other Transactions under the HSR Act and the expiration or early termination of the applicable waiting period under the HSR Act, (iii) the issuance of the California Permit; and (iv) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.
(d)    The Company, the Board and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the organizational or governing documents of the Company or any Subsidiary will not be applicable to any of Acquirer, the Company, any Subsidiary or the First Step Surviving Corporation, or to the execution, delivery, or performance of this Agreement or the Stockholder Agreement, or to the Transactions, the Company Stockholder Approval or the Requisite Stockholder Approval.
2.4    Financial Statements; No Undisclosed Liabilities; Absence of Changes.
(a)    The Company has delivered to Acquirer its unaudited , consolidated financial statements for the Company’s fiscal year ended December 31, 2013 and its unaudited, consolidated financial statements for the two-month period ended February 28, 2014 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present in all material respects the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified

(subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments), (iv) are true, correct and complete and (v) were prepared in accordance with GAAP, except as may be indicated in the notes thereto and except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods indicated.
(b)    Neither the Company nor any Subsidiary has any Liabilities required by GAAP to be reflected in a consolidated balance sheet of the Company and its Subsidiaries or disclosed in the notes thereto other than (i) those set forth or adequately provided for in the balance sheet (the “Company Balance Sheet”) included in the Financial Statements as of December 31, 2013 (the “Company Balance Sheet Date”), (ii) those incurred in the conduct of the Company’s and any Subsidiary’s business since the Company Balance Sheet Date in the ordinary course consistent with past practice that are not, individually or in the aggregate, material in nature or amount and (iii) those incurred by the Company in connection with the execution of this Agreement. Except for Liabilities reflected in the Financial Statements, neither the Company nor any Subsidiary has any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company or any Subsidiary. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has ever guaranteed any debt or other obligation of any other Person.
(c)    Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, any assets securing such Company Debt and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.
(d)    Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company or any Subsidiary maintains accounts and the names of all Persons authorized to make withdrawals therefrom.
(e)    The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company and any Subsidiary are being executed and made only in accordance with appropriate authorizations of management and the Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Company and any Subsidiary and (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company, any Subsidiary, the Company’s independent auditors and, to the knowledge of the Company, any current or former employee, consultant or director of the Company, has identified or been made aware of any fraud, whether or not material, that involves Company’s or any Subsidiary’s management or other current or former employees, consultants directors of Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Subsidiary, or any claim or allegation regarding any of the foregoing. Neither the Company, nor any Subsidiary and, to the knowledge of the Company, any Representative of the Company or any Subsidiary has received any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Company’s financial statements. No attorney representing the Company or any Subsidiary, whether or not employed by the Company or any

Subsidiary, has reported to the Board or any committee thereof or to any director or officer of the Company or any Subsidiary evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any Subsidiary and their Representatives. There has been no change in the Company’s or any Subsidiary’s accounting policies since the Company’s or any Subsidiary’s inception, except as described in the Financial Statements.
(f)    Except as expressly contemplated by this Agreement, since the Company Balance Sheet Date, (i) the Company and each Subsidiary has conducted the Business only in the ordinary course of business consistent with past practice, (ii) there has not occurred a Material Adverse Effect with respect to the Company or any Subsidiary and (iii) neither the Company nor any Subsidiary has done, caused or permitted any of the actions described in Section 4.1(h).
2.5    Litigation. There is no Legal Proceeding to which the Company is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any of their assets or any of their directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary), and, to the knowledge of the Company, there is not any reasonable basis for any such Legal Proceeding. There is no Order against the Company or any Subsidiary, any of their assets, or, to the knowledge of the Company, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or any Subsidiary or any of their assets or any of their directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary) based upon: (i) the Company entering into this Agreement, any of the Transactions or the agreements contemplated by this Agreement, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith or (ii) any claim that the Company or any Subsidiary has agreed to sell or dispose of any of their assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. Neither the Company nor any Subsidiary has any Legal Proceeding pending against any other Person.
2.6    Restrictions on Business Activities. Other than as set forth on Schedule 2.6 of the Company Disclosure Letter, there is no Contract or Order binding upon the Company or any Subsidiary that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or immediately after consummation of the Merger, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company or any Subsidiary to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company or any Subsidiary of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.
2.7    Compliance with Laws; Governmental Permits.
(a)    The Company and each Subsidiary has complied in all material respects with, is not in violation in any material respect of, and has not received any notices of violation with respect to, Applicable Law.

(b)    The Company and each Subsidiary has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. Neither the Company nor any Subsidiary has received any written notice or other written communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company and each Subsidiary has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.
2.8    Title to, Condition and Sufficiency of Assets.
(a)    The Company and each Subsidiary has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company and/or any Subsidiary, as applicable, valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances. Schedule 2.8(a) of the Company Disclosure Letter identifies each parcel of real property leased by the Company or any Subsidiary. The Company has made available to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company or any Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Neither the Company nor any Subsidiary currently owns any real property.
(b)    The assets and properties owned by the Company and each Subsidiary (i) constitute all of the assets and properties that are necessary for the Company and each Subsidiary to conduct, operate and continue the conduct of the Business and to sell and otherwise enjoy full rights to exploitation of their assets, properties and all products and services that are provided in connection with their assets and properties and (ii) constitute all of the assets and properties that are used in the conduct of the Business, without (A) the need for Acquirer to acquire or license any other asset, property or Intellectual Property or (B) the breach or violation of any Contract.
2.9    Intellectual Property.
(a)    As used herein, the following terms have the meanings indicated below:
(i)    “Company Data” means all data collected, generated, or received in connection with the marketing, delivery, or use of any Company Product, including Personal Data.
(ii)    “Company Data Agreement” means any Contract involving Company Data to which the Company or any Subsidiary is a party or is bound by, except for the standard terms of service entered into by users of the Company Products (copies of which have been provided to Acquirer).

(iii)    “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company or any Subsidiary.
(iv)    “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company or any Subsidiary is a party or bound by, except for Contracts for Third-Party Intellectual Property that is generally, commercially available software and (A) is not material to the Company or any Subsidiary, (B) has not been modified or customized for the Company or any Subsidiary and (C) is licensed for an annual fee under $1,000.
(v)    “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any Subsidiary.
(vi)    “Company Privacy Policies” means, collectively, any and all (A) of the Company’s and each Subsidiary’s data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by the Company or any Subsidiary to any Person, (B) public representations (including representations on Company Websites), industry self-regulatory obligations and commitments and Contracts with third parties relating to the Processing of Company Data and (C) policies and obligations applicable to the Company or any Subsidiary as a result of the Company’s or any Subsidiary’s certification under the US-EU/Switzerland Safe Harbor.
(vii)    “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary.
(viii)    “Company Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, the Company or any Subsidiary.
(ix)    “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Company Products.
(x)    “Company Websites” means all web sites owned, operated or hosted by the Company or any Subsidiary or through which the Company or any Subsidiary conducts the Business (including those web sites operated using the domain names listed in Schedule 2.9(c) of the Company Disclosure Letter), and the underlying platforms for such web sites.
(xi)    “Data Protection Legislation” means Applicable Law, in all jurisdictions, relating to data protection and to the recording, interception and monitoring of communications and privacy.
(xii)    “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(xiii)    “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.
(xiv)    “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).
(xv)    “Personal Data” means a natural Person’s (including a customer’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or customer or account number, or any other piece of information that allows the identification of a natural Person or is otherwise considered personally identifiable information or personal data under Applicable Law.
(xvi)    “Privacy Laws” means (A) each Applicable Law applicable to the protection or Processing or both of Personal Data, and includes rules relating to the U.S.-EU/Switzerland Safe Harbor, Payment Card Industry Data Security Standards, and direct marketing, e-mails, text messages or telemarketing, (B) guidance issued by a Governmental Entity that pertains to one of the laws, rules or standards outlined in clause (A) and (C) industry self-regulatory principles applicable to the protection or Processing of Personal Data, direct marketing, emails, text messages or telemarketing.
(xvii)    “Process” or “Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.
(xviii)    “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.
(xix)    “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.
(b)    Status. The Company and each Subsidiary has full title and ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property necessary to enable it to carry on the Business, free and clear of any Encumbrances and without any conflict with or infringement upon the rights of others. The Company Intellectual Property collectively constitute all of the intangible assets, intangible properties, rights and Intellectual Property necessary for Acquirer’s conduct of, or that are used in or held for use for, the Business without: (i) the need for Acquirer to acquire or license any other intangible asset, intangible property or Intellectual Property Right and (ii) the breach or violation of any Contract. Neither the Company nor any Subsidiary has transferred ownership of, or granted any exclusive rights in, any Company Intellectual Property to any third party. No third party has any ownership right, title, interest, claim in or lien on any of the Company-Owned Intellectual Property.
(c)    Company Registered Intellectual Property. Schedule 2.9(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and all actions that are required to be taken by the Company or any Subsidiary within 120 days following the Agreement Date in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for) and subsisting, all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s and any Subsidiary’s ownership interests therein. The Company has made available to Acquirer copies of all of the Company’s and all Subsidiary’s pending patent applications.
(d)    Company Products. Schedule 2.9(d) of the Company Disclosure Letter lists all Company Products that have been made available for use or purchase by the Company or any Subsidiary, including any product or service currently under development and scheduled for commercial release within 90 days following the date of this Agreement, for each such Company Product (and each version thereof) identifying its release date.
(e)    No Assistance. At no time during the conception of or reduction to practice of any of the Company-Owned Intellectual Property was the Company or any Subsidiary or any developer, inventor or other contributor to such Company-Owned Intellectual Property operating under any grants from any Governmental Entity or agency or private source, performing research sponsored by any Governmental Entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s or any Subsidiary’s rights in such Company-Owned Intellectual Property.

(f)    Founders. All rights in, to and under all Intellectual Property created by the Company’s founders for or on behalf or in contemplation of the Company or any Subsidiary (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company have been duly and validly assigned to the Company, and the Company has no reason to believe that any such Person is unwilling to provide Acquirer or the Company with such cooperation as may reasonably be required to complete and prosecute all appropriate United States and foreign patent and copyright filings related thereto.
(g)    Invention Assignment and Confidentiality Agreement. The Company and each Subsidiary has secured from all (i) consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company and each Subsidiary and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company and each Subsidiary (any Person described in clauses (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in an to such Intellectual Property, and the Company has obtained the waiver of all non-assignable rights. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed by the Author for the Company or for any Subsidiary. Without limiting the foregoing, the Company and each Subsidiary has obtained written proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. The Company has made available to Acquirer copies of all forms of such disclosure and assignment documents currently and historically used by the Company and each Subsidiary and, in the case of patents and patent applications, the Company has made available to Acquirer copies of all such assignments.
(h)    No Violation. To the knowledge of the Company, no current or former employee, consultant, advisor or independent contractor of the Company or any Subsidiary: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i) of the immediately foregoing sentence.
(i)    Confidential Information. The Company and each Subsidiary has taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company (including trade secrets) or provided by any third party to the Company or any Subsidiary (“Confidential Information”). All current and former employees and contractors of the Company and each Subsidiary and any third party having access to Confidential Information have executed and delivered to the Company or each Subsidiary a written agreement regarding the protection of such Confidential Information. The Company and each Subsidiary has implemented and maintains reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith and has tested such plans on a periodic basis, and such plans have proven effective upon testing. To the knowledge of the Company, neither the Company nor any Subsidiary has experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data in the Company’s or any Subsidiary’s possession, custody or control. There has not been any failure with respect to any of the computer systems, including software, used by the Company or any Subsidiary in the conduct of the Business. To the knowledge of the Company, there has been no Company, Subsidiary or third-party breach of confidentiality.
(j)    Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor any Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property. Neither the Company nor any Subsidiary has any Liability for infringement or misappropriation of any Third-Party Intellectual Property. The operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property and (ii) the Company’s and each Subsidiary’s use of any product, device, process or service used in the Business as previously conducted, currently conducted and as proposed to be conducted by the Company and each Subsidiary, has not, does not and will not infringe (directly or indirectly, including via contribution or inducement), misappropriate or violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property, and does not constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which Company or any Subsidiary conducts its business or in which Company Products are manufactured, marketed, distributed, licensed or sold and there is no basis for any such claims. Neither the Company nor any Subsidiary has been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company or any Subsidiary has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity. No Company Intellectual Property or Company Product is subject to any Legal Proceeding, Order, settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by the Company or any Subsidiary, or that may affect the validity, use or enforceability of any Company Intellectual Property. The Company has not received any opinion of counsel that any Company Product or Company-Owned Intellectual Property or the operation of business of the Company or any Subsidiary, as previously or currently conducted, or as currently proposed to be conducted by the Company or any Subsidiary, infringes or misappropriates any Third-Party Intellectual Property Rights.
(k)    Digital Millennium Copyright Act. The Company and each Subsidiary conducts and has conducted the Business in such a manner as to take reasonable advantage, if and when applicable, of the safe harbors provided by Section 512 of the Digital Millennium Copyright Act (the “DMCA”) and by any substantially similar Applicable Law in any other jurisdiction in which the Company conducts the Business, including by informing users of its products and services of such policy, designating an agent for notice of infringement claims, registering such agent with the United States Copyright Office, and taking appropriate action expeditiously upon receiving notice of possible infringement in accordance with the “notice and take-down” procedures of the DMCA or such other Applicable Law.
(l)    Licenses; Agreements.
(i)    Neither the Company nor any Subsidiary has granted any options, licenses or agreements of any kind relating to any Company-Owned Intellectual Property outside of normal nonexclusive end use terms of service entered into by users of the Company Products in the ordinary course (copies of which have been provided to Acquirer), and neither the Company nor any Subsidiary is bound by or a party to any option, license or agreement of any kind with respect to any of the Company-Owned Intellectual Property.

(ii)    Neither the Company nor any Subsidiary is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products or Company-Owned Intellectual Property or any other property or rights.
(m)    Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:
(i)    Each such agreement is valid and subsisting and has, where required, been duly recorded or registered;
(ii)    Neither the Company nor any Subsidiary is (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;
(iii)    To the knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;
(iv)    At and after the Closing, the First Step Surviving Corporation and the Final Surviving Entity (as a wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s rights under the Company Intellectual Property Agreements to the same extent the Company would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay;
(v)    To the knowledge of the Company, there are no disputes or Legal Proceedings (pending or threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company or any Subsidiary thereunder;
(vi)    No Company Intellectual Property Agreement requires the Company or any Subsidiary to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;
(vii)    None of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company Intellectual Property;
(viii)    None of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property;
(ix)    The Company and each Subsidiary has obtained valid, written, perpetual, non-terminable (other than for cause) licenses (sufficient for the conduct of the Business as currently conducted) to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by the Company with any of the Company Products; and

(x)    No third party that has licensed Intellectual Property Rights to the Company or any Subsidiary has ownership or license rights to improvements or derivative works made by the Company or any Subsidiary in the Third-Party Intellectual Property that has been licensed to the Company or any Subsidiary.
(n)    Non-Contravention. None of the execution and performance of this Agreement, the consummation of the Transactions and the assignment to Acquirer, the First Step Surviving Corporation and/or Final Surviving Entity by operation of law or otherwise of any Contracts to which the Company is a party or by which any of its assets is bound, will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Acquirer, the First Step Surviving Corporation or the Final Surviving Entity being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other material impact to, any Company Intellectual Property.
(o)    Company Source Code. Neither the Company nor any Subsidiary has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution or performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.
(p)    Open Source Software. Schedule 2.9(p) of the Company Disclosure Letter identifies all Open Source Materials used in any Company Products or in the conduct of the Business, describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company or any Subsidiary) and identifies the licenses under which such Open Source Materials were used. The Company and each Subsidiary is in compliance with the terms and conditions of all licenses for the Open Source Materials. Neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products, except as set forth in Schedule 2.9(p) of the Company Disclosure Letter. Neither the Company nor any Subsidiary has used Open Source Materials, in such a way that, with respect to clauses (i) or (ii), creates, or purports to create, obligations for the Company with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).
(q)    Information Technology.

(i)    Status. Schedule 2.9(q)(i) of the Company Disclosure Letter sets forth material details of the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company Websites) that is or has been used in the Business (collectively, the “ICT Infrastructure”) and any security and disaster recovery arrangements relating thereto. The arrangements relating to the ICT Infrastructure (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the Transactions, and the ICT Infrastructure will continue to be available for use by the Company and each Subsidiary immediately following the consummation of the Transactions and thereafter on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Acquirer. The Company is the sole legal and beneficial owner of the ICT Infrastructure and the ICT Infrastructure is used exclusively by the Company. The ICT Infrastructure that is currently used in the Business constitutes all the information and communications technology and other systems infrastructure reasonably necessary to carry on the Business, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the Business with regard to information and communications technology, data processing and communications. The ICT Infrastructure is: (i) in good working order and functions in accordance with all applicable documentation and specifications, (ii) maintained and supported in accordance with best industry practice and is covered by sufficient maintenance and warranty provisions to remedy, or provide compensation for, any material defect and (iii) protected by adequate security and disaster recovery arrangements, including taking and storing back-up copies (both on- and off-site) of the software and any data in the ICT Infrastructure and following procedures for preventing the introduction of viruses to, and unauthorized access of, the ICT Infrastructure.
(ii)    No Faults. Neither the Company nor any Subsidiary has experienced, and no circumstances exist that are likely or expected to give rise to, any disruption in or to the operation of the Business as a result of: (A) any substandard performance or defect in any part of the ICT Infrastructure whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise or (B) a breach of security in relation to any part of the ICT Infrastructure.
(iii)    ICT Agreements. All Contracts relating to the ICT Infrastructure are valid and binding and no Contract (including any Contract for Third-Party Intellectual Property) that relates to the ICT Infrastructure has been the subject of any breach by the Company, any Subsidiary or any other Person, and the Company and each Subsidiary (A) has not waived any breach thereof by any other Person, (B) has not received any notice of termination of any such Contract and (C) is not aware of any circumstances that would give rise to a breach, suspension, variation, revocation or termination of any such Contract without the consent of the Company or any Subsidiary (other than termination on notice in accordance with the terms of such Contract).
(iv)    Source Code Access. Software that is subject to a Contract for Third-Party Intellectual Property is protected by a written source code escrow agreement that entitles the Company or any Subsidiary to access such source code in the event of certain specified circumstances (including the insolvency of the supplier) and relevant up-to-date source code has been placed in escrow in accordance with such agreement.
(r)    Privacy and Personal Data.
(i)    The Company has complied with Applicable Law and with its internal privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Data collected by the Company or by third parties having authorized access to the records of the Company.

The execution, delivery and performance of this Agreement by the Company will comply with all Applicable Law relating to privacy and with the Company’s privacy policies.  The Company has not received any complaint regarding the Company’s collection, use or disclosure of Personal Data.  The appropriate standard terms and conditions and (where applicable) privacy policy of the Company from time to time, copies of which have been provided to Acquirer, are properly incorporated into any transaction conducted over the Internet by the Company and govern access to, and use of, any Company Website.
(ii)    No breach, security incident or violation of any data security policy in relation to Company Data has occurred or is threatened, and there has been no unauthorized or illegal Processing of any Company Data. No circumstance has arisen in which: (A) Privacy Laws would require the Company or any Subsidiary to notify a Governmental Entity of a data security breach or security incident or (B) applicable guidance or codes of practice promulgated under Privacy Laws would recommend the Company or any Subsidiary to notify a Governmental Entity of a data security breach.
(iii)    Schedule 2.9(r)(iii) of the Company Disclosure Letter identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for the Company at any time (the “Company Databases”), the types of Personal Data in each such database, the means by which the Personal Data was collected and the security policies that have been adopted and maintained with respect to each such Company Database.  No breach or violation of any such security policy by the Company has occurred, or is threatened, and there has been no unauthorized or illegal use of or access to any of the data or information in any of the Company Databases.
(s)    Company Websites. No domain names have been registered by any Person that are similar to any trademarks, service marks, domain names or business or trading names used, created or owned by the Company or by any Subsidiary. The contents of any Company Website and all transactions conducted over the Internet comply with Applicable Law and codes of practice in any applicable jurisdiction.
2.10    Taxes.
(a)    The Company and each Subsidiary has properly completed and timely filed all Tax Returns required to be filed by it prior to the Closing Date, has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return), and has no Liability for Taxes in excess of the amounts so paid. All Tax Returns were complete and accurate in all material respects and have been prepared in substantial compliance with Applicable Law. There is no Encumbrance (other than a Permitted Encumbrance) against any of the assets of the Company or of any Subsidiary resulting from any claim for Taxes.
(b)    The Company and each Subsidiary has delivered to Acquirer true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and of each Subsidiary.
(c)    The Company Balance Sheet reflects in accordance with GAAP all Liabilities for unpaid Taxes of the Company and each Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date or Taxes, if any, arising from the Transactions.

(d)    There is (i) no past, present or, to the knowledge of the Company, pending audit of, or Tax controversy associated with, any Tax Return of the Company or of any Subsidiary that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or by any Subsidiary currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed. No claim has ever been made in writing by any Governmental Entity in a jurisdiction where either the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction.
(e)    Neither the Company nor any Subsidiary will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) ending after the Closing Date pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.
(f)    Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and neither the Company nor any Subsidiary has any Liability or potential Liability to another party under any such agreement.
(g)    The Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that would reasonably be expected to result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law.
(h)    Neither the Company nor any Subsidiary has consummated or participated in, and none of them are currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company has not participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.
(i)    Neither the Company nor any predecessor of the Company has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.
(j)    Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise (other than certain Tax indemnity clauses included in Contracts entered into with third parties in the ordinary course of business, a principal purpose of which is not to address Tax matters).
(k)    Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date or (vi) prepaid amount received on or prior to the Closing Date.
(l)    Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.
(m)    The Company has delivered to Acquirer copies of all written studies and analyses, formal or informal, prepared by or on behalf of the Company ,of whether the Tax attributes (including net operating loss carry-forwards and general business Tax credits) of the Company or any Subsidiary is limited by Sections 269, 382, 383, 384 or 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law).
(n)    Neither the Company nor any Subsidiary has received any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity).
(o)    Neither the Company nor any Subsidiary is a party to any joint venture, partnership or other Contract or arrangement that would reasonably be expected to be treated as a partnership for U.S. federal income Tax purposes.
(p)    Neither the Company nor any Subsidiary is subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.
(q)    The Company and each Subsidiary has provided to Acquirer all documentation relating to any applicable Tax holidays or incentives. The Company and each Subsidiary is in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the Transactions. “Tax holidays or incentives” shall mean Tax benefits of the Company or any Subsidiary that have been specially negotiated with, agreed to by or approved by a Governmental Entity or that have been claimed by the Company or any Subsidiary on any Tax Return.
(r)    Neither the Company nor any Subsidiary is, and has ever been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company and each Subsidiary has filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.
(s)    Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code in the two years prior to the Agreement Date.
(t)    The Company and each Subsidiary has (i) complied with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns, for all periods for which such Tax Returns are due on or prior to the Closing Date.

(u)    The Company and each Subsidiary has delivered to Acquirer true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any Company Common Stock that was initially subject to a vesting arrangement or to other property issued by the Company to any of its employees, non-employee directors, consultants or other service providers.
(v)    Schedule 2.10(v) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any Subsidiary is a party. Each such nonqualified deferred compensation plan to which the Company or any Subsidiary is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. Neither the Company nor any Subsidiary is under any obligation to gross up any Taxes under Section 409A of the Code.
(w)    The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted, and neither the Company nor Acquirer has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options constitute “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.
(x)    Except as set forth on Schedule 2.10(x) of the Company Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Subsidiary or any ERISA Affiliate to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or their assets are bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Schedule 2.10(x) of the Company Disclosure Letter lists each Person (whether United States or foreign) who as of the Closing will be, with respect to the Company or any Subsidiary, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No securities of the Company or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code. Neither the Company nor any Subsidiary has ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.
(y)    Notwithstanding anything in this Agreement to the contrary, the Company makes no representations or warranties regarding the amount, value or condition of, or any limitations on, any Tax asset or attribute of the Company (e.g., net operating losses) arising in any Pre-Closing Tax Period (each, a “Tax Attribute”), or the ability of Parent or any of its Affiliates to utilize such Tax Attributes after the Closing.
2.11    Employee Benefit Plans and Employee Matters.
(a)    Schedule 2.11(a) of the Company Disclosure Letter lists, with respect to the Company, each Subsidiary and any trade or business (whether or not incorporated) that is treated as a single employer with the Company or any Subsidiary (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) other than the Company Option Plan, all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment or executive compensation or severance agreements, written or otherwise, as to which any unsatisfied obligations of the Company or any Subsidiary remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company or any Subsidiary (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).
(b)    The Company has made available to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents. The Company does not sponsor, maintain or contribute to, and has never sponsored, maintained or contributed to, an Employee Pension Benefit Plan within the meaning of Section 3(2) of ERISA. Neither the Company nor any Subsidiary sponsors or maintains any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. The Company has provided to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, provided to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years, or such shorter time period as may be applicable. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have declined in writing.
(c)    None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and the Company and each Subsidiary has complied in all material respects with the requirements of COBRA. To the knowledge of the Company, there has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been administered in accordance with its terms and with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company, each Subsidiary and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. None of the Company, any Subsidiary and any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans. All contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company or any Subsidiary after the Company Balance Sheet Date). Each Company

Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary and reasonable administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company, each Subsidiary and any applicable ERISA Affiliate have prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor.
(d)    There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.
(e)    None of the Company, any Subsidiary and any current or former ERISA Affiliate currently maintain, sponsor, participate in or contribute to, or have ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA).
(f)    None of the Company, any Subsidiary and any ERISA Affiliate are a party to, or have made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.
(g)    No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of the any jurisdiction outside of the United States.
(h)    The Company and each Subsidiary are in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act and, with respect to each Company Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder. Neither the Company nor any Subsidiary is engaged in any unfair labor practice. Neither the Company nor any Subsidiary is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and each Subsidiary has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental

Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company or any Subsidiary under any workers compensation plan or policy or for long term disability. Neither the Company nor any Subsidiary has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.
(i)    The Company has provided to Acquirer true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and agreements with current and former consultants and/or advisory board members, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company or any Subsidiary (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (v) the most current management organization chart(s), (vi) all forms of bonus plans and any form award agreement thereunder and (vii) a schedule of bonus commitments made to employees of the Company or any Subsidiary.
(j)    Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Subsidiary and neither the Company nor any Subsidiary has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the knowledge of the Company, threatened that may interfere with the conduct of the Business. Neither the Company nor any Subsidiary, to the knowledge of the Company, any of its or any Subsidiary’s Representatives has committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened. No employee of the Company or any Subsidiary has been dismissed in the 12 months immediately preceding the Agreement Date.
(k)    Schedule 2.11(k) of the Company Disclosure Letter sets forth each non-competition agreement and non-solicitation agreement that binds any current employee or contractor of the Company or any Subsidiary (other than those agreements entered into with newly hired employees of the Company or any Subsidiary in the ordinary course of business consistent with past practice). No employee of the Company or any Subsidiary is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. No contractor of the Company or any Subsidiary is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.11(k) of the Company Disclosure Letter, no employee of the Company or any Subsidiary has given notice to the Company or any Subsidiary and, to the knowledge of the Company, no employee of the Company or any Subsidiary intends to terminate his or her employment with the Company or any Subsidiary. Except as set forth on Schedule 2.11(k) of the Company Disclosure Letter, the employment of each of the employees of the Company and each Subsidiary is “at will” (except for non-United States employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and neither the Company nor any Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the Agreement Date, neither the Company nor any Subsidiary has not, and to the knowledge of Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company or any Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or any Subsidiary of any terms or conditions of employment with Acquirer following the Effective Time.
(l)    Schedule 2.11(l)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the names, positions and rates of compensation of all officers, directors and employees of the Company and each Subsidiary, showing each such individual’s name, position, annual remuneration, status as exempt/non-exempt and bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. Schedule 2.11(l)(ii) of the Company Disclosure Letter sets forth the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, manager’s name and work location, date of birth, any material special circumstances (including pregnancy, disability or military service), and whether the employee was recruited from a previous employer. Schedule 2.11(l)(iii) of the Company Disclosure Letter sets forth a true, correct and complete list of all of its consultants, advisory board members and independent contractors and, for each, (i) such individual’s compensation, (ii) such individual’s initial date of engagement, (iii) whether such engagement has been terminated by written notice by either party thereto and (iv) the notice or termination provisions applicable to the services provided by such individual.
(m)    There are no performance improvements or disciplinary actions contemplated or pending against any of the Company’s or any Subsidiary’s employees.
(n)    The Company and each Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law. In the past two years, (i) neither the Company nor any Subsidiary has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Subsidiary and (iii) neither the Company nor any Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Neither the Company nor any Subsidiary has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date.
(o)    Except as set forth on Schedule 2.11(o) of the Company Disclosure Letter or as otherwise required pursuant to or contemplated by an Offer Letter, none of the execution, delivery and performance of this Agreement, the consummation of the Transactions , any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person. Except as set forth on Schedule 2.11(o) of the Company Disclosure Letter, no amount paid or payable by the Company or any Subsidiary in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company or any Subsidiary by reason of Section 280G of the Code.
2.12    Interested-Party Transactions. None of the officers and directors of the Company and, to the knowledge of the Company, none of the other employees of the Company and any Company Stockholders, and none of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any Subsidiary (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of its assets is bound, except for ordinary course compensation for services as an officer, director or employee thereof or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business, except for the rights of Company Stockholders under Applicable Law.
2.13    Insurance. The Company and each Subsidiary maintains the policies of insurance and bonds set forth in Schedule 2.13 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.13 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible as of the Agreement Date as well as all material claims made under such policies and bonds since inception. The Company has made available to Acquirer true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company and each Subsidiary. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and each Subsidiary is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and neither the Company nor any Subsidiary has any knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.
2.14    Books and Records. The Company has made available to Acquirer true, correct and complete copies of each document that has been requested by Acquirer in connection with their legal and accounting review of the Company and any Subsidiary (other than any such document that does not exist or is not in the Company’s possession or subject to its control). Without limiting the foregoing, the Company has provided to Acquirer true, correct and complete copies of (i) all documents identified on the Company Disclosure Letter, (ii) the Certificate of Incorporation and the Bylaws or equivalent organizational or governing documents of the Company and each Subsidiary, each as currently in effect, (iii) the complete minute books containing records of all proceedings, consents, actions and meetings of the Board, committees of the Board and the Company Stockholders, including any presentations and written materials provided thereto in connection with such proceedings, consents, actions and meetings, (iv) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company and each Subsidiary and (v) all currently effective material permits, orders and consents issued by any regulatory agency with respect to the Company or any Subsidiary, or any securities of the Company or any Subsidiary, and all applications for such material permits, orders and consents. The minute books of the Company and each Subsidiary provided to Acquirer contain a true, correct and complete summary of all meetings of directors and of the Company Stockholders or actions by written consent since the time of incorporation of the Company and each Subsidiary through the Agreement Date. The books, records and accounts of the Company and each Subsidiary (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and fairly reflect in all material respects all of the transactions and dispositions of the assets and properties of the Company and each Subsidiary and (D) fairly reflect in all material respects the basis for the Financial Statements.
2.15    Material Contracts.
(a)    Schedules 2.15(a)(i) through (xxvi) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company or any Subsidiary is a party that are in effect on the Agreement Date (the “Material Contracts”):
(i)    any Contract with a Significant Supplier;
(ii)    any Contract providing for payments by or to the Company or any Subsidiary (or under which the Company or any Subsidiary has made or received such payments) in the period since the Company’s inception in an aggregate amount of $30,000 or more;
(iii)    any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell its products or services to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third parties advertise on any websites operated by the Company or any Subsidiary;
(iv)    (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;
(v)    any separation agreement or severance agreement with any current or former employees under which the Company or any Subsidiary has any actual or potential Liability;
(vi)    any Contract for or relating to the employment or service of any director, officer, employee, consultant or beneficial owner of more than 5% of the total shares of Company Common Stock or any other type of Contract with any of its officers, employees, consultants or beneficial owners of more than 5% of the total shares of Company Common Stock, as the case may be;
(vii)    any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, (B) containing any non-competition covenants or other restrictions relating to the Company Products or Company Intellectual Property, (C) that is set forth on Schedule 2.11(k) of the Company Disclosure Letter or (D) that limits or would limit the freedom of the Company, any Subsidiary or any of their successors or assigns or their respective Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company or any

Subsidiary of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services;
(viii)    any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or any Subsidiary or assets of the Company or any Subsidiary or otherwise seeking to influence or exercise control over the Company or any Subsidiary;
(ix)    other than “shrink wrap” and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $1,000 or less, all licenses, sublicenses and other Contracts to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary acquired or is authorized to use any Third-Party Intellectual Property Rights used in the development, marketing or licensing of the Company Products;
(x)    any license, sublicense or other Contract to which the Company or any Subsidiary is a party and pursuant to which any Person is authorized to use any Company-Owned Intellectual Property Rights;
(xi)    any license, sublicense or other Contract pursuant to which the Company or any Subsidiary has agreed to any restriction on the right of the Company or any Subsidiary to use or enforce any Company-Owned Intellectual Property Rights or pursuant to which the Company or any Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property Rights;
(xii)    any Contracts relating to the membership of, or participation by, the Company or any Subsidiary in, or the affiliation of the Company or any Subsidiary with, any industry standards group or association;
(xiii)    any Contract providing for the development of any software, technology or Intellectual Property Rights, independently or jointly, either by or for the Company or any Subsidiary (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been provided to Acquirer);
(xiv)    any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company or any Subsidiary in the ordinary course of business consistent with past practice;
(xv)    any Contract to license or authorize any third party to manufacture or reproduce any of the Company Products or Company Intellectual Property;
(xvi)    any Contract containing any indemnification, warranty, support, maintenance or service obligation or cost on the part of the Company or any Subsidiary;
(xvii)    any settlement agreement with respect to any Legal Proceeding;
(xviii)    any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Merger or the other Transactions, either alone or in combination with any other event;

(xix)    any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any Subsidiary or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) or Schedule 2.2(b) of the Company Disclosure Letter;
(xx)    any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;
(xxi)    any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;
(xxii)    any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard customer agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;
(xxiii)    any Contract for capital expenditures in excess of $100,000 in the aggregate;
(xxiv)    any Contract pursuant to which the Company or any Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $100,000 per annum;
(xxv)    any Contract pursuant to which the Company or any Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person; and
(xxvi)    any Contract with any Governmental Entity or any Subsidiary, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).
(b)    All Material Contracts are in written form. The Company and each Subsidiary has performed all of the material obligations required to be performed by them and are entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. Neither the Company nor any Subsidiary has received any written notice or other written communication regarding any actual or potential violation or breach of, default under, or intention to cancel or modify any Material Contract. True, correct and complete copies of all Material Contracts have been provided or made available to Acquirer at least three Business Days prior to the Agreement Date.
2.16    Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions. Set forth in Schedule 2.16 of the Company Disclosure Letter is the Company’s good faith estimate of all Transaction Expenses (including Transaction Expenses reasonably anticipated to be incurred in the future).
2.17    Anti-Corruption Law.
(a)    None of the Company, any Subsidiary and any of its directors, employees, agents or representatives (in each case, acting in their capacities as such) have, since the inception of the Company, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage, (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.
(b)    None of the Company, any Subsidiary and any of its directors or employees (acting in their capacities as such) have been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.
2.18    Environmental, Health and Safety Matters.
(a)    The Company and each Subsidiary is in material compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. There are no pending, or to the knowledge of the Company, threatened allegations by any Person that the properties or assets of the Company or any Subsidiary are not, or that its business has not been conducted, in material compliance with all Environmental, Health and Safety Requirements. The Company has not retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances of conditions that would reasonably be expected to give rise to any Liability of the Company or any Subsidiary with respect to Environmental, Health and Safety Requirements.
(b)    The Company and each Subsidiary has made available to Acquirer a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting the Company that are in the possession or control of the Company and each Subsidiary, each of which is identified in Schedule 2.18 of the Company Disclosure Letter.

(c)    Neither the Company nor any Subsidiary has undertaken any warranties or guarantees with respect to the Company Products, other than as described on Schedule 2.18(c) of the Company Disclosure Letter, and the aggregate cost to the Company and the Subsidiaries to comply with such warranties or guarantees is properly reflected in the Company’s books and records in accordance with GAAP. The reserves for product warranties reflected in the Financial Statements have been determined in accordance with GAAP. Each Company Product (i) is, and at all relevant times since December 31, 2011 has been in material compliance with Applicable Law and (ii) is, and at all relevant times since December 31, 2011 has been, fit for the ordinary purposes for which it is intended to be used and conforms to any promises or affirmations of fact made in the warranty or on the label for such product or in connection with its sale, whether through advertising or otherwise, except in each case as would not individually or in the aggregate be material to the Company and the Subsidiaries, taken as a whole. To the knowledge of the Company, there is no design defect with respect to any Company Product. Each Company Product contains reasonable warnings, presented in a reasonably prominent manner, in accordance with Applicable Law material to the Company and the Subsidiaries, taken as a whole. Since December 31, 2011, neither the Company nor any Subsidiary has recalled any products manufactured, serviced, distributed, leased or sold by the Company or such Subsidiary.
2.19    Export Control Laws. The Company and each Subsidiary has conducted its export transactions in accordance in all respects with applicable provisions of United States export and re-export controls, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the United States Department of Commerce and/or the United States Department of State and all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing: (i) the Company and each Subsidiary has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) the Company and each Subsidiary is in compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any Subsidiary with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Acquirer the First Step Surviving Corporation or the Final Surviving Entity are required, except for such Export Approvals that can be obtained expeditiously and without material cost.
2.20    Suppliers. Neither the Company nor any Subsidiary has any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended December 31, 2013 or the two months ended February 28, 2014, was one of the six largest suppliers of products and/or services to the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”), there is no material dissatisfaction on the part of the Company or any Subsidiary with respect to any Significant Supplier and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Supplier with respect to the Company or any Subsidiary. Each Significant Supplier is listed on Schedule 2.20 of the Company Disclosure Letter. Neither the Company nor any Subsidiary has received any notice or written communication from any Significant Supplier that such supplier shall not continue as a supplier to the Company or any Subsidiary (or the First Step Surviving Corporation, Final Surviving Entity or Acquirer) after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company (or the First Step Surviving Corporation or Acquirer).

2.21    Filings and Notices. None of (i) the Permit Information Statement, the Proxy Statement, the Stockholder Notice and any amendment or supplement thereto (other than any of the information supplied or to be supplied by Acquirer for inclusion therein) and (ii) the information supplied or to be supplied by the Company for inclusion in the Registration Statement or any amendment or supplement thereto will contain, as of the date, the filing or the mailing, as applicable, of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
2.22    Representations Complete. To the knowledge of the Company, as of the Agreement Date, none of the representations or warranties made by the Company herein or in any exhibit or schedule hereto, including the Company Disclosure Letter, or in any certificate delivered by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUBS
Acquirer and the Merger Subs represent and warrant to the Company as follows:
3.1    Organization and Standing. Each of Acquirer and Merger Sub I is a corporation, and Merger Sub II is a limited liability company, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquirer nor the Merger Subs is in violation of any of the provisions of its certificate of incorporation or certificate of formation, as applicable, or bylaws, operating agreement or equivalent organizational or governing documents.
3.2    Authority; Non-contravention.
(a)    Each of Acquirer and the Merger Subs has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and the Merger Subs. This Agreement has been duly executed and delivered by each of Acquirer and the Merger Subs and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and the Merger Subs enforceable against Acquirer and the Merger Subs, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
(b)    The execution and delivery of this Agreement by Acquirer and the Merger Subs do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and the Merger Subs, in each case as amended to date or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or the Merger Subs’ ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c)    Except (i) for such filings and notifications as may be required to be made by Acquirer in connection with the Merger and the other Transactions under the HSR Act and the expiration or early termination of the applicable waiting period under the HSR Act and (ii) as required by applicable federal and state securities laws and the rules of Nasdaq in connection with the issuance and listing on Nasdaq of the shares of Acquirer Common Stock issuable in the Merger, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer or the Merger Subs in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Acquirer or the Merger Subs to consummate the Merger or any of the other Transactions.
3.3    Issuance of Shares. The shares of Acquirer Common Stock issuable in the Merger, when issued by Acquirer in accordance with this Agreement, assuming the accuracy of the representations and warranties made by the Company and the Company Securityholders herein, will be duly issued, fully paid and non-assessable.
3.4    Filings and Notices. None of (i) the Registration Statement and any amendment or supplement thereto (other than any of the information supplied or to be supplied by the Company for inclusion therein) and (ii) the information supplied or to be supplied by Acquirer for inclusion in the Permit Information Statement, the Proxy Statement, the Stockholder Notice or any amendment or supplement thereto, will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
3.5    No Prior Merger Sub Operations. The Merger Subs were formed solely for the purpose of effecting the Merger and have not engaged in any business activities or conducted any operations other than in connection with the Transactions.
3.6    Merger Subs. Merger Sub I and Merger Sub II are direct, wholly owned subsidiaries of Acquirer. Merger Sub II is disregarded as an entity separate from Acquirer for federal income tax purposes and there is not and has never been any election in effect to treat Merger Sub II as an associate taxable as a corporation.
ARTICLE IV
CONDUCT PRIOR TO THE EFFECTIVE TIME
4.1    Conduct of the Business; Notices. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall and shall cause each Subsidiary to:
(a)    conduct the Business solely in the ordinary course consistent with or better than past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Applicable Law;
(b)    (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company’s products and services consistent or better than with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with or better than past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;
(c)    assure that each of its material Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions, and shall give reasonable advance notice to Acquirer prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms;
(d)    maintain each of its leased premises in accordance with the terms of the applicable lease;
(e)    promptly notify Acquirer of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;
(f)    promptly notify Acquirer of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization is or about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Acquirer (following the Effective Time) or the Company;
(g)    promptly notify Acquirer of a material inaccuracy in any representation or warranty, or a material breach of any covenant, agreement or obligation, made by or of the Company herein, in each case of which a Key Employee has actual knowledge (with no duty to investigate); provided that the phrase “as of the Agreement Date” in any such representation or warranty shall be disregarded for such purpose; and
(h)    to the extent not otherwise required by this Section 4.1, promptly notify Acquirer of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to the Closing set forth in Article VI not to be satisfied.
4.2    Restrictions on Conduct of the Business. Without limiting the generality or effect of the provisions of Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not do, cause or permit (and shall cause each Subsidiary not to do, cause or permit) any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer):
(a)    Charter Documents. Cause, propose or permit any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents;
(b)    Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;
(c)    Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;
(d)    Material Contracts. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, (B) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (C) Contract that grants exclusive rights under any Company-Owned Intellectual Property to any third party, including any Contract that restricts the Company from licensing or selling Company Products or Services or Company-Owned Intellectual Property for use in any given vertical market or application and further including any Contract pursuant to which the Company agrees that a mobile handset manufacturer will be the exclusive licensee of Company Intellectual Property or Company Products and Services for any specific devices or applications for any given period of time or (D) Contract that requires the Company to provide any third party, or that grants to any third party rights to access or use, any Company Source Code, other than the Company’s unmodified standard form software development kit license agreement, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or of the Stockholder Agreement or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably like to (A) adversely affect the Company (or, following consummation of the Merger, Acquirer or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Stockholders’ Agent to perform their respective obligations under this Agreement or the Stockholder Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other Transactions, in the case of Contracts described in clauses (i)(A), (i)(B), (ii) or (iii) other than in the ordinary course of business consistent with past practice; provided that the Company shall not, without the prior written consent of Acquirer (which consent shall not be unreasonably withheld, conditioned or delayed), take any such actions with respect to a Contract with a Significant Supplier or a supplier that would reasonably be likely to be a Significant Supplier if the period set forth in Section 2.20 ended one year following the entry into such Contract;
(e)    Issuance of Equity Interests. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options that are outstanding as of the Agreement Date, (ii) the issuance of Company Common Stock upon conversion of Company Preferred Stock outstanding on the Agreement Date and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;
(f)    Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee of the Company, (iii) enter into, amend or extend the term of any employment or consulting agreement with, or Company Option held by, any officer, employee, consultant or independent contractor, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law) or (v) add any new members to the Board;

(g)    Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;
(h)    Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company Intellectual Property, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice);
(i)    Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;
(j)    Dispositions. Sell, lease, license or otherwise dispose or permit to lapse of any of its tangible or intangible assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;
(k)    Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness;
(l)    Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of the Company (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;
(m)    Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $500,000 individually or $1,000,000 in the aggregate;
(n)    Insurance. Materially decrease the amount of, or terminate, any insurance coverage;
(o)    Termination or Waiver. Cancel, release or waive any material claims or material rights held by the Company;
(p)    Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase the salaries, wage rates or fees of its employees or consultants (other than as disclosed to Acquirer and are set forth on Schedule 4.2(p) of the Company Disclosure Letter);
(q)    Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration that have been disclosed to Acquirer and are set forth on Schedule 4.2(q) of the Company Disclosure Letter);
(r)    Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;
(s)    Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;
(t)    Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return without the consent of Acquirer prior to filing, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into intercompany transactions outside the ordinary course of business consistent with past practice giving rise to deferred gain or loss of any kind;
(u)    Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;
(v)    Real Property. Enter into any agreement for the purchase, sale or lease of any real property;
(w)    Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;
(x)    Warranties. Materially change the manner in which it provides warranties, to customers, except as required by Applicable Law;
(y)    Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.12 of the Company Disclosure Letter;
(z)    Subsidiaries. Take any action that would result in the Company having one or more Subsidiaries; and

(aa)    Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (z) in this Section 4.2, or any action that would reasonably be expected to (i) result in an inaccuracy in any representation or warranty made by the Company herein such that the condition set forth in the first sentence of Section 6.3(a) would not be satisfied; provided that recovery by an Indemnified Party of Indemnifiable Damages arising out of or resulting from the Company’s breach of this clause (i) shall be subject to the same limitations under Section 8.3 as applicable to a breach of such representation or warranty, or (ii) prevent the Company from performing or cause the Company not to perform any covenant, agreement or obligation required hereunder to be performed by the Company such that the condition set forth in the second sentence of Section 6.3(a) would not be satisfied.
4.3    Certain Limitations. Notwithstanding anything to the contrary in this Article IV, Acquirer and the Company acknowledge and agree that (i) nothing in this Agreement shall give Acquirer, directly or indirectly, the right to control or direct the Company’s operations for purposes of the HSR Act prior to the expiration or termination of any applicable waiting period pursuant to the HSR Act and (ii) no consent of Acquirer shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Laws.
ARTICLE V
ADDITIONAL AGREEMENTS
5.1    Board Recommendation, Fairness Hearing or Registration Statement, Stockholder Approval and Stockholder Notice.
(a)    The Board shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger, and neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger.
(b)    As soon as reasonably practicable following the execution of this Agreement, (i) Acquirer shall, with the cooperation of the Company, prepare the necessary documents for an application to obtain from the Commissioner of Business Oversight of the State of California (the “California Commissioner”), after a hearing before the California Commissioner (the “Fairness Hearing”) pursuant to Sections 25121 and 25142 of California Law (the “Fairness Hearing Law”), a permit (the “California Permit”) to issue securities in exchange for outstanding securities, the obtainment of which would result in the issuance of Acquirer Common Stock in the Merger being exempt from registration under the Securities Act by virtue of the exemption provided by Section 3(a)(10) thereof, (ii) Acquirer shall apply for the California Permit and (iii) the Company shall prepare, with the cooperation of Acquirer, a related information statement or other disclosure document (as it may be amended or supplemented from time to time, the “Permit Information Statement”). The Permit Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Acquirer Common Stock to be received by the Company Stockholders in the Merger and an information statement for the Company’s solicitation of consent of the Company Stockholders with respect to the adoption of this Agreement and the approval of the Merger, and shall include (x) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger, (y) a statement that adoption of this Agreement shall constitute, among other things, approval by the Company Stockholders of the Escrow Amount, the withholding of the Escrow Fund by Acquirer and the appointment of the Stockholders’ Agent and (z) such other information as Acquirer and the Company may agree is required or advisable under Applicable Law to be included therein.

(c)    The Company shall have a reasonable opportunity to review any materials to be provided in connection with the application for the California Permit and Acquirer shall consult with the Company regarding the content and timing of the submission of all such materials and will consider and discuss any proposed changes in good faith. The Company agrees to provide promptly to Acquirer such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer or its counsel, may be required or advisable under the Fairness Hearing Law to be included in the materials to be provided in connection with the application for the California Permit or in the Permit Information Statement or in any amendment or supplement thereto, and Acquirer and the Company agree to cause their respective Representatives to cooperate in the preparation of such materials and of the Permit Information Statement and any amendment or supplement thereto. Each of Acquirer and the Company shall use its commercially reasonable efforts to cause the above-referenced documents, including the application, the hearing notice and the Permit Information Statement to comply with Applicable Law. Acquirer, with the cooperation of the Company, will respond to any comments from the California Commissioner or the California Department of Business Oversight, and Acquirer and the Company shall work together in good faith and use their commercially reasonable efforts to have the California Permit granted as soon as practicable, subject to the procedures and practices of the California Department of Business Oversight after such filing. Whenever Acquirer or the Company becomes aware of any event that occurs that is required to be set forth in an amendment or supplement to the application for the California Permit or the Permit Information Statement, Acquirer and the Company, as applicable, shall notify the other and cooperate with each other in preparing and delivering any such amendment or supplement to all Company Stockholders and/or filing any such amendment or supplement with the California Commissioner or its staff and/or any other government officials. Prior to its mailing, the Permit Information Statement shall have been approved by Acquirer, and, following its mailing, no amendment or supplement to the Permit Information Statement shall be made by the Company without the approval of Acquirer.
(d)    Notwithstanding anything to the contrary contained herein, at any time Acquirer is eligible to file a registration statement on Form S-3 (as it may be amended or supplemented from time to time, the “Registration Statement”) registering the resale of the Stock Consideration and reflecting the terms and conditions set forth on Schedule C, and either (i) Acquirer delivers to the Company a statement certifying that Acquirer is so eligible or (ii) the California Commissioner denies Acquirer’s application for the California Permit in writing (the events referenced in clauses (i) or (ii), an “S-3 Triggering Event”), then Acquirer shall use its reasonable best efforts to cause to be filed the Registration Statement following the Effective Time. Following an S-3 Triggering Event, Acquirer and the Company (if prior to the Closing) or the Stockholders’ Agent (if following the Closing) shall use commercially reasonable efforts to negotiate and enter into a registration rights agreement in form and substance mutually satisfactory to Acquirer and the Company or the Stockholders’ Agent, as applicable, reflecting the terms and conditions set forth on Schedule C . Following an S-3 Triggering Event, the Company shall use its reasonable best efforts to (A) upon Acquirer’s request, assist Acquirer and its Representatives in the preparation of any historical financial statements of the Company (including audited financial statements) that may be required in connection with Acquirer’s SEC reporting obligations related to this Agreement or any of the Transactions (“Required Company Financials”) or the filing of the Registration Statement, (B) promptly furnish such information as Acquirer may reasonably request in connection with such financial statements or the Registration Statement and (C) complete, execute, acknowledge and deliver, or use their reasonable best efforts to cause to be completed, executed, acknowledged and delivered by the appropriate Representatives of the Company or Company Securityholders, in each case, such questionnaires, investor representation letters and other documents, certificates and instruments as may be reasonably requested by Acquirer in connection with the filing of the Registration Statement or the financial statements or the performance of Acquirer’s SEC reporting obligations relating to this Agreement or any of the Transactions. Following an S-3 Triggering Event, Acquirer shall use its reasonable best efforts to cause the Required Company Financials to be filed with the SEC as promptly as reasonably practicable following their preparation.
(e)    Promptly (and in any case within two days) after Acquirer obtains the California Permit or an S-3 Triggering Event occurs, the Company shall submit the adoption of this Agreement and the approval of the Merger to the Company Stockholders in accordance with this Agreement, Delaware Law, California Law, the Certificate of Incorporation and the Bylaws by mailing to the Company Stockholders the Permit Information Statement, an unexecuted written consent in substantially the form attached hereto as Exhibit H (a “Written Consent”) and instructions to the Company Stockholders for completion of such Written Consent. Any materials submitted to the Company Stockholders pursuant to this Section 5.1(e) shall be subject to reasonable review and approval by Acquirer prior to such submission. The Company shall take all action necessary in accordance with this Agreement, Delaware Law, California Law, the Certificate of Incorporation and the Bylaws to obtain the Requisite Stockholder Approval. The Company’s obligation to obtain the Requisite Stockholder Approval pursuant to this Section 5.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Board of its unanimous recommendation to the Company Stockholders in favor of the adoption of this Agreement and the approval of the Merger. The Company shall exercise commercially reasonable efforts to obtain Written Consents executed by each Company Stockholder. In the event that the Company Stockholder Approval has not been obtained within five Business Days after Acquirer obtains the California Permit or an S-3 Triggering Event occurs, the Company shall promptly (and in any event within 15 days following such fifth day) take all action necessary in accordance with Applicable Law, the Certificate of Incorporation and the Bylaws to duly call, give notice of, convene and hold a meeting of the Company Stockholders for the purpose of adopting this Agreement and approving the Merger (the “Stockholder Meeting”), including preparing, with the cooperation of Acquirer, and mailing to each Company Stockholder as of the record date for the Stockholder Meeting a proxy statement (the “Proxy Statement”) relating to the Stockholder Meeting to obtain the Company Stockholder Approval. The Company shall consult with Acquirer regarding the date of the Stockholder Meeting and shall not postpone or adjourn (other than for absence of a quorum) the Stockholder Meeting without the consent of Acquirer, and shall postpone or adjourn the Stockholder Meeting at the request of Acquirer. The Proxy Statement shall include (x) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger, (y) the notice contemplated by Section 262(d)(1) of Delaware Law, together with a copy of Section 262 of Delaware Law and (z) such other information as Acquirer and the Company may agree is required or advisable under Delaware Law or California Law to be included therein. Prior to its mailing, the Proxy Statement shall have been approved by Acquirer, and, following its mailing, no amendment or supplement to the Proxy Statement shall be made by the Company without the approval of Acquirer. Each of Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer or its counsel, may be required or advisable to be included under Delaware Law or California Law in the Proxy Statement or in any amendment or supplement thereto, and each of Acquirer and the Company agrees to cause their respective Representatives to cooperate in the preparation of the Proxy Statement and any amendment or supplement thereto. Upon obtaining either the Company Stockholder Approval or the Requisite Stockholder Approval, the Company shall in each case promptly deliver copies of the executed Written Consents or other documents evidencing the obtainment of the Company Stockholder Approval and the Requisite Stockholder Approval, respectively, to Acquirer.
(f)    Promptly (and in any case within five days) after the Company obtains the Company Stockholder Approval, the Company shall prepare, with the cooperation of Acquirer, and mail to each Company Stockholder other than the Key Stockholders, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of Delaware Law of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of Delaware Law, together with a copy of Section 262 of Delaware Law, and (iii) the notice contemplated by Chapter 13 of California Law. The Stockholder Notice shall include (x) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger and (y) such other information as Acquirer and the Company may agree is required or advisable under Delaware Law or California Law to be included therein. Prior to its mailing, the Stockholder Notice shall have been approved by Acquirer, and, following its mailing, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Acquirer. Each of Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer or its counsel, may be required or advisable to be included under Delaware Law or California Law in the Stockholder Notice or in any amendment or supplement thereto, and Acquirer and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.
(g)    As promptly as practicable after the Agreement Date, Acquirer and the Company shall prepare and make such filings as are required under applicable state securities or “blue sky” laws in connection with the Transactions, and the Company shall assist Acquirer as may be necessary to comply with such state securities or “blue sky” laws.

5.2    No Solicitation.
(a)    During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not, and the Company will not authorize or permit any of its Representatives or any Subsidiary to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Securityholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions. The Company will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.
(b)    The Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company (or, to the knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquirer and its Representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.
5.3    Confidentiality; Public Disclosure.
(a)    The parties hereto acknowledge that Acquirer and the Company have previously executed a non-disclosure agreement, dated January 23, 2014 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of Nasdaq. The Stockholders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Stockholders’ Agent were a party thereto. With respect to the Stockholders’ Agent, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Merger or this Agreement received by the Stockholders’ Agent after the Closing or relating to the period after the Closing. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, following the Closing, the Stockholders’ Agent shall be permitted to disclose information as required by Applicable Law or to employees, advisors or consultants of the Stockholders’ Agent and to the Converting Holders, in each case who have a need to know such information, provided that such persons (A) agree to observe the terms of this Section 5.3(a) or (B) are bound by obligations of confidentiality to the Stockholders’ Agent of at least as high a standard as those imposed on the Stockholders’ Agent under this Section 5.3(a). A Converting Holder that is so bound by this Section 5.3(a) that is a venture capital or private equity fund may make such communications to its investors as may be (i) legally or contractually required or (ii) reasonably necessary in the good faith exercise of the fiduciary duties of the general partner of such Converting Holder, so long as such disclosure is (x) made in the ordinary course of business and consistent with past practice and (y) in each case such disclosures are limited to the amount of the Merger Consideration, escrow and indemnification obligations, and the timing and status of closing, and such investors are obligated to keep such communications confidential; provided that in no event shall such Converting Holder provide any of its investors with this Agreement or any other documentation related to the Transactions, either in whole or in part.
(b)    The Company shall not issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer, unless required by Applicable Law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure) and except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the Requisite Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Acquirer may make such public communications regarding this Agreement or the Transactions as Acquirer may determine is reasonably appropriate.
5.4    Reasonable Best Efforts; Regulatory Approvals.
(a)    Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.
(b)    As promptly as practicable after the Agreement Date, Acquirer and the Company shall execute and file, or join in the execution and filing of, any application, notification (including the provision of any required information in connection therewith) or other document that may be required under the HSR Act or any other foreign Applicable Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) in order to obtain the authorization, approval or consent of any Governmental Entity, or expiration or termination of the applicable waiting periods under such Antitrust Laws, that may be reasonably required, or that Acquirer may reasonably request to be made, in connection with the consummation of the Merger and the other Transactions. Acquirer and the Company shall each use their respective reasonable best efforts to obtain, and to cooperate with each other to obtain promptly, all such authorizations, approvals, consents, expirations and terminations, and Acquirer and the Company shall each pay an equal share of any filing fees associated therewith.
(c)    Notwithstanding anything to the contrary contained herein, it is expressly understood and agreed that: (i) Acquirer shall not have any obligation to litigate or contest any Legal Proceeding challenging any of the Transactions as violative of any Antitrust Law and (ii) Acquirer shall be under no obligation to proffer, make proposals, negotiate, execute, carry out or submit to agreements or Orders providing for (A) the sale, transfer, license, divestiture, encumbrance or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets, categories of assets, operations or categories of operations of Acquirer or any of its Affiliates or of the Company, (B) the discontinuation of any product or service of Acquirer or any of its Affiliates or of the Company, (C) the licensing or provision of any technology, software or other Intellectual Property of Acquirer or any of its Affiliates or of the Company to any Person, (D) the imposition of any limitation or regulation on the ability of Acquirer or any of its Affiliates to freely conduct their business or own their respective assets, (E) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Acquirer or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock or (F) any actions that are not conditions on the occurrence of the Closing (any one or more of the foregoing, an “Antitrust Restraint”).
(d)    Each of Acquirer and the Company shall promptly inform the other of any material communication between such party and any Governmental Entity regarding any of the Transactions. Subject to Applicable Law relating to the exchange of information, Acquirer shall have the right (i) to direct all matters with any Governmental Entity relating to the Transactions and (ii) to review in advance, and direct the revision of, any filing, application, notification or other document to be submitted by the Company to any Governmental Entity under any Antitrust Law; provided that, to the extent practicable, Acquirer shall consult with the Company and consider in good faith the views of the Company with respect to the information related to the Company that appears in any such filing, application, notification or other document. If Acquirer or any Affiliate of Acquirer receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then Acquirer shall make or cause to be made, as soon as reasonably practicable, a response in compliance with such request. If the Company or any Affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then the Company shall make or cause to be made, a response in compliance with such request. The Company shall not, without the prior written consent of Acquirer, (A) permit any of the Company’s Representatives to participate in any meeting with any Governmental Entity relating to the Transactions unless the Company consults with Acquirer in advance and, to the extent permitted by such Governmental Entity, grants Acquirer the opportunity to attend and lead the discussions at such meeting or (B) proffer, make proposals, negotiate, execute, carry out or submit to any agreements or Orders providing for any actions that would constitute an Antitrust Restraint; provided that the Company shall, if directed by Acquirer, agree to any such action that is conditioned on the consummation of the Merger.
5.5    Third-Party Consents; Notices.
(a)    The Company shall use all reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter if entered into prior to the Agreement Date).
(b)    The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions.
5.6    Litigation. The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company or any Subsidiary to be threatened against the Company or any Subsidiary, or any of its directors, officers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

5.7    Access to Information.
(a)    During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Acquirer and its Representatives reasonable access during business hours to (A) the Company’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Acquirer may reasonably request and (ii) the Company shall provide to Acquirer and its Representatives true, correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities.
(b)    Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.
(c)    No information obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.
5.8    Spreadsheet.
(a)    The Company shall prepare and deliver to Acquirer, in accordance with Section 5.13, a spreadsheet (the “Spreadsheet”) in the form provided by Acquirer prior to the Closing and reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing: (i) the names of all the Converting Holders and their respective addresses and, where available, taxpayer identification numbers, (ii) the number and type of shares of Company Capital Stock held by, or subject to the Company Options held by, such Converting Holders and, in the case of outstanding shares, the respective certificate numbers, (iii) the number of shares of Company Capital Stock subject to and the exercise price per share in effect for each Company Option, (iv) the vesting status and schedule with respect to Company Options and Unvested Company Shares and terms of the Company’s rights to repurchase such Unvested Company Shares (including the per share repurchase price payable with respect thereto), (v) for each Company Option that was early exercised, the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise and the applicable exercise price, (vi) the calculation of Fully-Diluted Company Common Stock, Common Per Share Cash Consideration, Common Per Share Stock Consideration and the Acquirer Stock Price, (vii) the calculation of aggregate cash amounts and shares of Acquirer Common Stock payable and issuable, respectively, to each such Converting Holder pursuant to Section 1.3(a)(i)(A), the calculation of aggregate cash amounts payable to such Converting Holder pursuant to Section 1.3(a)(ii)(A) and the total amount of Taxes proposed to be withheld therefrom (including, if applicable, the number of shares of Acquirer Common Stock to be withheld), (viii) the calculation of aggregate cash amounts and shares of Acquirer Common Stock payable and issuable, respectively, to each such Converting Holder pursuant to Section 1.3(a)(i)(B) and 1.3(a)(ii)(B), assuming all applicable conditions to such payments and issuances have been satisfied or waived, and the total amount of Taxes proposed to be withheld therefrom, (ix) the vesting schedule with respect to the shares of Acquirer Common Stock issuable to each such Converting Holder pursuant to Section 1.3(a), as set forth in the Vesting Agreement executed by such Converting Holder, (x) the vesting schedule with respect to the aggregate cash amounts payable to each such Converting Holder pursuant to Section 1.3, as set forth in the Vesting Agreement executed by such Converting Holder, (xi) the calculation of each Converting Holder’s Pro Rata Share, (xii) the calculation of each Converting Holder’s Pro Rata Share of the Escrow Amount (including cash and stock allocations thereof) and of the Stockholders’ Agent Expense Amount and (xiii) the aggregate amount of cash and the aggregate number of shares of Acquirer Common Stock to be deposited in the Escrow Fund pursuant to Section 8.1.
(b)        Following the Closing, Acquirer shall update the Spreadsheet (i) pursuant to Section 8.7(d) and (ii) for any change to (A) the calculation of each Converting Holder’s cash and/or stock allocation in the Escrow Fund and/or (B) the aggregate amount of cash (including interest thereon) and the aggregate number of shares of Acquirer Common Stock in the Escrow Fund (the Spreadsheet, as it may be so updated from time to time, the “Updated Spreadsheet”). Any updates to the Spreadsheet or the Updated Spreadsheet shall be subject to reasonable review and confirmation by the Stockholders’ Agent.
5.9    Expenses; Company Debt. Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided that (i) at the Closing, Acquirer shall pay or cause to be paid all Transaction Expenses that are incurred but unpaid as of the Closing and (ii) the fees and expenses of the Accounting Firm, if any, shall be allocated as provided in Section 1.5(f). At the Closing, Acquirer shall repay or cause to be repaid all Company Debt.
5.10    Employees.
(a)    With respect to any employee of the Company who receives an offer of employment from Acquirer or the Final Surviving Entity, the Company shall assist Acquirer with its efforts to enter into an offer letter and a confidential information and assignment agreement with such employee prior to the Closing Date. Notwithstanding anything to the contrary in the foregoing, with the exception of the Key Employees, none of Acquirer, the Merger Subs, First Step Surviving Corporation and the Final Surviving Entity shall have any obligation to make an offer of employment to any employee of the Company. With respect to matters described in this Section 5.10, the Company will consult with Acquirer (and will consider in good faith the advice of Acquirer) prior to sending any notices or other communication materials to its employees. Effective no later than immediately prior to the Closing (or at such other time designated by Acquirer), the Company shall terminate the employment of each of those Company employees who have declined an offer of continued employment with Acquirer or the Final Surviving Entity prior to the Closing Date (collectively, the “Designated Employees”), and the Company shall require such Designated Employees to execute a Separation Agreement as a condition to the receipt of any severance paid by the Company, and shall cause all unvested Company Options held by such Designated Employees to be terminated in accordance with their terms at the time of such termination.
(b)    The Company shall ensure that there shall be no outstanding securities, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock or Company Options under any circumstances other than as required to allow the conversion of the shares of Company Preferred Stock into shares of Company Class A Common Stock.
(c)    The Company shall use its commercially reasonable efforts to cause the delivery to Acquirer of a true, correct and complete copy of each election statement under Section 83(b) of the Code filed (i) by each Person executing a Vesting Agreement, at or prior to the 30th day following the Closing, and (ii) by each Person who acquired Unvested Company Shares after the Agreement Date (or prior to the

Agreement Date to the extent not previously provided by the Company), at or prior to the Closing, in each case together with evidence of timely filing of such election statement with the appropriate IRS Center.
5.11    Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company shall terminate all Company Employee Plans that are “employee benefit plans” within the meaning of ERISA (unless Acquirer provides written notice to the Company no later than three Business Days prior to the Closing Date that such plans shall not be terminated). The Company shall provide Acquirer with evidence that such Company Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board. The form and substance of such resolutions shall be subject to review and approval by Acquirer. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquirer may reasonably require.
5.12    Acquirer RSUs. Following the Closing Date, in accordance with Acquirer’s standard equity award policies, the Continuing Employees will be awarded the number of Acquirer RSUs set forth on Schedule D (the “Employee RSUs”) by the compensation committee of Acquirer’s board of directors, which Employee RSUs shall be allocated as determined by Acquirer. The Employee RSUs will be subject to all of the terms and conditions set forth in Acquirer’s 2012 Equity Incentive Plan and in a restricted stock unit agreement to be entered into between the recipients of such Employee RSUs and Acquirer, setting forth vesting terms that are set forth on Schedule D.
5.13    Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer a draft of each of the Company Closing Financial Statement and the Spreadsheet not later than five Business Days prior to the Closing Date and a final version of the Company Closing Financial Statement and the Spreadsheet to Acquirer not later than three Business Days prior to the Closing Date. In the event that Acquirer notifies the Company that there are reasonably apparent errors in the drafts of the Company Closing Financial Statement and the Spreadsheet delivered not later than five Business Days prior to the Closing Date, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 5.13. Without limiting the foregoing or Section 5.7, the Company shall provide to Acquirer, together with the Company Closing Financial Statement and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Statement and the Spreadsheet.
5.14    Tax Matters.
(a)    Each of Acquirer, the Stockholders’ Agent, the Company Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company, the Stockholders’ Agent and the Company Securityholders agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.
(b)    The Company shall cause each Company Securityholder to further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental

Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).
(c)    Acquirer, the Company and the Final Surviving Entity shall each use its commercially reasonable efforts to cause the Reorganization to be treated as a reorganization within the meaning of Section 368(a) of the Code. Neither Acquirer nor the Company shall take any action prior to the Closing, and Acquirer shall use its commercially reasonable efforts not to take any action or fail to take any action (and shall use its commercially reasonable efforts to prevent the Final Surviving Entity from taking any action or failing to take any action) following the Closing, that would reasonably be expected to cause the Reorganization to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Acquirer has no plan or intention to liquidate the Final Surviving Entity, to transfer any or all membership interests in the Final Surviving Entity or to merge the Final Surviving Entity into another business entity, and Acquirer shall not, except as expressly permitted under Section 1.368-2(k) of the Treasury Regulations, so liquidate, transfer interests in or merge the Final Surviving Entity within two years of the Closing unless it has received an opinion from a qualified tax advisor that doing so could not reasonably be expected to impair the treatment of the Reorganization as a reorganization within the meaning of Section 368(a) of the Code. None of Acquirer, Merger Sub I, Merger Sub II, the Company and any Subsidiary of the Company have taken any action or have knowledge of any facts or circumstances that would, either alone or in combination, reasonably be expected to cause the Reorganization to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.
(d)    Acquirer, the Company and the Final Surviving Entity shall report and treat the Reorganization as a reorganization within the meaning of Section 368(a) of the Code unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

5.15    280G Stockholder Approval. Promptly following the execution of this Agreement, the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 5.15.
5.16    Nasdaq Listing. Prior to the Closing, Acquirer shall file a Notification of Listing of Additional Shares (or such other form as may be required by Nasdaq) with Nasdaq with respect to the shares of Acquirer Common Stock to be issued in the Merger and those required to be reserved for issuance in connection with the Merger and shall use reasonable best efforts to cause such shares to be approved for listing before the Closing Date.

5.17    Director and Officer Indemnification.
(a)    If the Merger is consummated, then until the sixth anniversary of the Closing Date, Acquirer will cause the Final Surviving Entity to fulfill and honor in all respects the obligations of the Company to its present and former directors and officers determined as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to indemnification agreements with the Company in effect on the Agreement Date and pursuant to the Certificate of Incorporation or the Bylaws, in each case, in effect on the Agreement Date (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time; provided that Acquirer’s and the Final Surviving Entity’s obligations under this Section 5.17(a) shall not apply to any claim based on a claim for indemnification against a Converting Holder made by an Indemnified Person pursuant to Article VIII. Notwithstanding anything to the contrary contained in the Company Indemnification Provisions, no Company Indemnified Party shall be entitled to coverage under any Acquirer director and officer insurance policy or errors and omission policy unless such Company Indemnified Party is separately eligible for coverage under such policy pursuant to Acquirer’s policies and procedures and the terms of such insurance policy.
(b)    Prior to the Effective Time, the Company may purchase tail insurance coverage (the “Tail Insurance Coverage”) for the Company Indemnified Parties in a form reasonably satisfactory to the Company and Acquirer, which shall provide the Company Indemnified Parties with coverage for six years following the Closing Date in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the Agreement Date. Acquirer shall cause the Final Surviving Entity to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Closing Date.
(c)    This Section 5.17 (i) shall survive the consummation of the Merger, (ii) is intended to benefit each Company Indemnified Party and their respective heirs, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquirer or the Final Surviving Entity first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise, (iv) shall be binding on all successors and assigns of Acquirer and the Final Surviving Entity, as applicable, and shall be enforceable by the Company Indemnified Parties, and (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party under this Section 5.17 without the written consent of such affected Company Indemnified Party; provided that (x) recourse shall first be against the Tail Insurance Coverage until it is exhausted before recovery against Acquirer shall take place and (y) the aggregate Liability of Acquirer under this Section 5.17 to all Company Indemnified Parties shall in no event exceed the amount of Company Net Working Capital shown on the Company Financial Certificate.
ARTICLE VI
CONDITIONS TO THE MERGER
6.1    Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:
(a)    Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.

(b)    Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.
(c)    Antitrust. The applicable waiting period under the HSR Act shall have expired or early termination of such waiting period shall have been granted.
(d)    California Permit or Registration Statement. Either (i) the California Permit shall have been issued by the California Commissioner and no stop order suspending the effectiveness of the California Permit or any part thereof shall have been issued and no Legal Proceeding for that purpose or other similar Legal Proceeding in respect of the California Permit shall have been initiated or threatened by the Department of Business Oversight of the State of California or (ii) an S-3 Triggering Event shall have occurred and Acquirer is eligible to file the Registration Statement with the SEC.
6.2    Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):
(a)    Representations, Warranties and Covenants. The representations and warranties made by Acquirer herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer at or prior to the Closing.
(b)    Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).
6.3    Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer and the Merger Subs to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and the Merger Subs and may be waived by Acquirer (on behalf of itself and/or the Merger Subs) in writing in its sole discretion without notice or Liability to any Person):
(a)    Representations, Warranties and Covenants. (i) The representations and warranties made by the Company in Section 2.2 (Capital Structure) shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates, except where any such failure, individually or in the aggregate with any other such failures, is de minimis, (ii) any other Special Representations shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates and (iii) the representations and warranties made by the Company herein (other than the Special Representations) shall be true and correct in all respects (without giving effect to any qualification as to materiality or Material Adverse Effect) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates), except where any such failure, individually or in the aggregate with any other such failures, would reasonably be expected to have a Material Adverse Effect with respect to the Company. The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.
(b)    Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).
(c)    Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquirer’s ownership, conduct or operation of the Business following the Closing, including any Antitrust Restraint, shall be in effect, and no Legal Proceeding seeking any of the foregoing, or any other injunction, restraint or material damages in connection with the Merger or the other Transactions or prohibiting or limiting the consummation of the Transactions, shall be pending or threatened.
(d)    Governmental Approvals. Acquirer, the Merger Subs and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger.
(e)    No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company that is continuing.
(f)    Employees.
(i)    (A) Each Key Employee shall have signed an Offer Letter, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements, (B) each Key Employee who is a Company Stockholder as of immediately prior to the Closing shall have signed a Vesting Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements, (C) each Key Employee shall have signed a Non-Competition Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements, (D) each Key Employee who is a Company Optionholder as of immediately prior to the Closing, whether the Company Options held by such Company Optionholder are vested or unvested, shall have signed an Option Waiver, each of which shall continue to be in full force and effect and no action shall have been taken by and any such individual to rescind any of such agreements, (E) each Offer Letter and Vesting Agreement (if any) and Option Waiver (if any), executed by a Continuing Employee shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements and (F) the employment of each of the Designated Employees shall have been terminated effective no later than immediately prior to the Closing and such Designated Employees shall have executed a Separation Agreement.
(ii)    No fewer than 85%, excluding the Key Employee(s), of the employees of the Company who have received offers of employment from Acquirer or the Final Surviving Entity shall have remained continuously employed with the Company from the Agreement Date through the Closing and shall become Continuing Employees pursuant to the execution of an Offer Letter and Vesting Agreement (if applicable) and Option Waiver (if applicable), each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements.
(g)    Requisite Stockholder Approval. This Agreement shall have been duly and validly adopted and the Merger shall have been duly and validly approved under Delaware Law, California Law, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval, by holders of outstanding Company Capital Stock representing at least 90% of all shares of Company Capital Stock outstanding as of immediately prior to the Closing and at least 90% of the voting power of all shares of Company Capital Stock outstanding as of immediately prior to the Closing (collectively, the “Requisite Stockholder Approval”).
(h)    Specified Contract. The Company shall have entered into the Contract set forth on Schedule 6.3(h) of the Company Disclosure Letter (the “Specified Contract”).
(i)    Section 280G Approval. The Company shall have delivered to Acquirer the notification and evidence required by Section 5.15.
ARTICLE VII
TERMINATION
7.1    Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:
(a)    by mutual written consent duly authorized by Acquirer and the Board;
(b)    by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred on or before September 23, 2014 or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or shall have directly resulted in, the failure of the Closing to occur on or before the Termination Date; provided, further, that Acquirer shall have the right to terminate this Agreement under this Section 7.1(b) in the event that all of the conditions to the Closing set forth in Section 6.1 and Section 6.3 shall have been satisfied or waived other than the condition set forth in Section 6.3(h) if Acquirer shall have provided to the Company at least 30 days’ prior written notice of Acquirer’s intent to terminate this Agreement pursuant to this Section 7.1(b), and the condition set forth in Section 6.3(h) shall not have been satisfied prior to the end of such 30-day period;
(c)    by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;
(d)    by Acquirer, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty, or a breach of any covenant, agreement or obligation, made by or of the Company herein and such inaccuracy or breach shall not have been cured within 30 Business Days after receipt by the Company of written notice of such breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to the Company, (iii) the Company shall have breached Section 5.1 or Section 5.2, (iv) the Requisite Stockholder Approval is not obtained within five Business Days following (A) the receipt of the California Permit or (B) an S-3 Triggering Event or (v) the applicable Governmental Entity shall have notified any of the parties hereto that it is seeking, or intends to seek, the imposition of an Antitrust Restraint as a condition to the expiration or termination of any applicable waiting period under the HSR Act;
(e)    by the Company, by written notice to Acquirer, if there shall have been an inaccuracy in any representation or warranty, or a breach of any covenant, agreement or obligation, made by or of Acquirer herein and such inaccuracy or breach shall not have been cured within 30 Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured); or
(f)    by either Acquirer or the Company, if the Stockholder Meeting shall have been held and completed and the Company Stockholder Approval has not been obtained at such Stockholder Meeting or at any adjournment or postponement thereof.
7.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, the Merger Subs, the Company or their respective officers, directors, stockholders or Affiliates; provided that (i) Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses), this Section 7.2 (Effect of Termination), Article IX (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with an intentional misrepresentation of any representation or warranty, or a willful breach of any covenant, agreement or obligation, made by or of such party herein.
ARTICLE VIII
ESCROW FUND AND INDEMNIFICATION
8.1    Escrow Fund.
(a)    At the Effective Time, Acquirer shall withhold the Escrow Amount from the Merger Consideration payable and issuable pursuant to Section 1.3(a)(i)(A) and Section 1.3(a)(ii)(A) and shall deposit the Escrow Amount with U.S Bank National Association (or another institution selected by Acquirer and reasonably satisfactory to the Company) as escrow agent (the “Escrow Agent”) (the aggregate amount of cash and number of shares of Acquirer Common Stock so held by the Escrow Agent from time to time, together with any interest earned on such cash and any non-taxable stock dividends declared and paid in respect of such shares, the “Escrow Fund”), which Escrow Fund shall be governed by this Agreement and the escrow agreement in substantially the form attached hereto as Exhibit I with such changes as Acquirer and the Stockholders’ Agent may agree in writing (the “Escrow Agreement”). The Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under this Article VIII. The Escrow Agent shall hold the Escrow Fund until 11:59 p.m. Pacific time on the date (the “Escrow Release Date”) that is 30 days after the date that is 12 months after the Effective

Time. Except to the extent there is a cancellation of shares of Acquirer Common Stock held in the Escrow Fund in connection with Indemnifiable Damages, shares of Acquirer Common Stock held in the Escrow Fund shall be treated by Acquirer as issued and outstanding stock of Acquirer, and the Company Stockholders shall be entitled to exercise voting rights and to receive dividends with respect to such shares (other than non-taxable stock dividends, which shall be retained by the Escrow Agent and included as part of the Escrow Fund). Except as provided in the Escrow Agreement, the Converting Holders shall not receive interest or other earnings on the cash or the shares of Acquirer Common Stock (other than as set forth in the immediately preceding sentence) in the Escrow Fund. Neither the Escrow Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Converting Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Converting Holder, in each case prior to the distribution of the Escrow Fund to any Converting Holder in accordance with Section 8.1(b), except that each Converting Holder shall be entitled to assign such Converting Holder’s rights to such Converting Holder’s Pro Rata Share of the Escrow Fund by will, by the laws of intestacy or by other operation of law.
(b)    As soon as practicable, and in no event later than five Business Days following the Escrow Release Date, the Escrow Agent will distribute to each Converting Holder such Converting Holder’s Pro Rata Share of the Escrow Fund less that portion of the Escrow Fund that is determined, in the reasonable judgment of Acquirer, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate delivered to the Stockholders’ Agent on or prior to the Escrow Release Date in accordance with this Article VIII. Any portion of the Escrow Fund held by the Escrow Agent following the Escrow Release Date with respect to pending but unresolved claims for indemnification that is not awarded to Acquirer upon the resolution of such claims shall be distributed by the Escrow Agent to the Converting Holders as soon as practicable, and in no event later than five Business Days following resolution of such claims and in accordance with each such Converting Holder’s Pro Rata Share of such portion of the Escrow Fund. Any distribution of the Escrow Fund to a Converting Holder shall be in accordance with the cash and stock allocations as set forth on the Updated Spreadsheet.
8.2    Indemnification.
(a)    Subject to the limitations set forth in this Article VIII, from and after the Closing, each Converting Holder shall severally but not jointly indemnify and hold harmless Acquirer, the Merger Subs and the Company and their respective officers, directors, agents and employees and each Person, if any, who controls or may control Acquirer within the meaning of the Securities Act (each, an “Indemnified Person”) from and against any and all losses, Liabilities, damages (whether consequential, special, punitive or otherwise; provided that such damages shall include special or punitive damage only to the extent a component of a Third-Party Claim; provided, further, that such damages shall include consequential damages only to the extent awardable under Applicable Law), fees, Taxes, interest, costs and expenses, including reasonable costs of investigation and defense and reasonable fees and expenses of counsel, experts and other professionals, directly or indirectly, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), in each case, to the extent arising out of or resulting from:
(i)    any failure of any representation or warranty made by the Company herein or in the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter) or (A) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates or (B) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);
(ii)    any failure of any certification, representation or warranty made by the Company in any certificate (other than the Spreadsheet and the Company Closing Financial Statement) delivered to Acquirer pursuant to this Agreement to be true and correct as of the date such certificate is delivered to Acquirer;
(iii)    any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company herein or in any other agreements contemplated by this Agreement or the Merger;
(iv)    any inaccuracies in the Spreadsheet or the Company Closing Financial Statement (including any failure to include any item required to be included in the calculation of Company Net Working Capital);
(v)    any payments or issuances made with respect to Dissenting Shares to the extent that such payments or issuances, in the aggregate, exceed the value of the consideration that otherwise would have been payable or issuable (based on the Acquirer Stock Price) pursuant to Section 1.3(a) upon the exchange of such Dissenting Shares, and any interest, costs, expenses and fees incurred by any Indemnified Person in connection with the exercise of any dissenters’ or appraisal rights;
(vi)    any claims by (A) any then-current or former holder or alleged then-current or former holder of any Equity Interests of the Company (including any predecessors), arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Merger Consideration, or (II) such Person’s status or alleged status as a holder of Equity Interests of the Company (including any predecessors) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (B) any Person to the effect that such Person is entitled to any Equity Interest of Acquirer or the Company or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet or (C) any Person with respect to any Company Option Plan or any other plan, policy or Contract providing for compensation to any Person in the form of Equity Interests;
(vii)    any Pre-Closing Taxes not included as current liabilities in the calculation of Company Net Working Capital, other than Taxes resulting from the Transactions contemplated by this Agreement;
(viii)    the Specified Indemnification Contract (as defined in the Company Disclosure Letter); and
(ix)    any fraud or intentional misrepresentation by or on behalf of the Company or such Converting Holder.
(b)    Materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall only be taken into account in determining whether an inaccuracy of such representation or warranty, or a breach of such covenant, agreement or obligation, exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such inaccuracy or breach.
8.3    Indemnifiable Damage Threshold; Other Limitations.
(a)    Notwithstanding anything to the contrary contained herein, no Indemnified Person may make a claim against the Escrow Fund in respect of any claim for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) or (ii) of Section 8.2(a) (other than claims arising out of, resulting from or in connection with any failure of any of the Special Representations) unless and until a Claim Certificate (together with any other delivered Claim Certificates) describing Indemnifiable Damages in an aggregate amount greater than $5,000,000 (the “Basket”) has been delivered, in which case the Indemnified Person may make claims for indemnification and may receive cash or shares of Acquirer Common Stock from the Escrow Fund for all Indemnifiable Damages (including the amount of the Basket). The Basket shall not apply to any other Indemnifiable Damages or claims therefor.
(b)    If the Merger is consummated, recovery from the Escrow Fund shall constitute the sole and exclusive remedy for the indemnity obligations of each Converting Holder under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies) arising out of, relating to or in connection with the matters listed in clauses (i) and (ii) of Section 8.2(a), except (i) in the case of fraud or intentional misrepresentation by or on behalf of the Company or such Converting Holder and (ii) any failure of any of the representations and warranties made by (A) the Company in Section 2.2 (Capital Structure), Section 2.3 (Authority; Non-contravention), Section 2.10 (Taxes) or Section 2.16 (Transaction Fees) or (B) the Company in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by the foregoing Sections (collectively, the “Special Representations”) to be true and correct as aforesaid.
(c)    In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with the failure of any of the Special Representations to be true and correct as aforesaid or the matters listed in clauses (iii) through (viii) of Section 8.2(a) (collectively, “Fundamental Claims”), after Indemnified Persons have exhausted or made claims upon all amounts of cash and/or a number of shares of Acquirer Common Stock held in the Escrow Fund (after taking into account all other claims for indemnification from the Escrow Fund made by Indemnified Persons), each Converting Holder shall have Liability for such Converting Holder’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom; provided that such Liability shall be limited to the aggregate amount of cash and the aggregate number of shares of Acquirer Common Stock actually received by such Converting Holder pursuant to Section 1.3(a); provided, further, that any limitation of Liability in this Section 8.3(c) shall not apply in the case of fraud committed by such Converting Holder.
(d)    The amounts that an Indemnified Person recovers from the Escrow Fund pursuant to Fundamental Claims shall not reduce the amount that an Indemnified Person may recover with respect to claims that are not Fundamental Claims. By way of illustration and not limitation, assuming there are no other claims for indemnification, in the event that Indemnifiable Damages resulting from a Fundamental Claim are first satisfied from the Escrow Fund and such recovery fully depletes the Escrow Fund, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Fundamental Claim shall continue to be the full dollar value of the Escrow Fund (based on the Acquirer Stock Price) irrespective of the fact that the Escrow Fund was used to satisfy such Fundamental Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.

(e)    Notwithstanding anything to the contrary contained herein, (i) no Converting Holder shall have any right of indemnification, contribution or right of advancement from Acquirer, the Final Surviving Entity or any other Indemnified Person with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company or the Final Surviving Entity with respect to any indemnification of an Indemnified Person by reason of any of the matters set forth in Section 8.2(a), (ii) the rights and remedies of the Indemnified Persons after the Effective Time shall not be limited by (x) any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter, subject to limitations set forth therein), by or on behalf of, any Indemnified Person at or prior to the Effective Time regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto, (iii) if an Indemnified Person’s claim under this Article VIII may be properly characterized in multiple ways in accordance with this Article VIII such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VIII and (iv) no Converting Holder shall be liable for the breach of any covenant of another Converting Holder or any fraud or intentional misrepresentation by or on behalf of any Person other than the Company or such Converting Holder; provided that nothing herein shall limit the liability of a Converting Holder for any fraud committed by such Converting Holder.
(f)    All Indemnifiable Damages shall be calculated net of the amount of any actual recoveries actually received by an Indemnified Person prior to the Escrow Release Date under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnified Person) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person; provided that no Indemnified Person shall have any obligation to seek to obtain or continue to pursue any such recoveries.
8.4    Period for Claims. Except as otherwise set forth in this Section 8.4, the period (the “Claims Period”) during which claims may be made (i) against the Escrow Fund for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of Section 8.2(a) (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the Escrow Release Date and (ii) for Indemnifiable Damages arising out of, resulting from or in connection with all other matters, including Fundamental Claims, shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the date that is 30 days following (A) in the case of claims for Indemnifiable Damages arising out of, resulting from or in connection with (I) the failure of any of the representation and warranties made by the Company in Section 2.10 (Taxes) to be true and correct as aforesaid or (ii) Pre-Closing Taxes, the date that is six years following the Closing Date and (B) in all other cases, the expiration of the applicable statute of limitations. Notwithstanding anything to the contrary contained herein, such portion of the Escrow Fund at the Escrow Release Date as in the reasonable judgment of Acquirer may be necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Stockholders’ Agent on or prior to the Escrow Release Date shall remain in the Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied. The availability of the Escrow Fund to indemnify the Indemnified Persons will be determined without regard to any right to indemnification that any Converting Holder may have in his, her or its capacity as an officer, director, employee or agent of the Company and no such Converting Holder will be entitled to any indemnification from the Company or the Surviving Corporation for amounts paid for indemnification under this Article VIII.
8.5    Claims.

(a)    From time to time during the Claims Period, Acquirer may deliver to the Stockholders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):
(i)    stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquirer or its subsidiaries, that could give rise to Indemnifiable Damages);
(ii)    stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and
(iii)    specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.
(b)    Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or the Converting Holders are materially prejudiced thereby.
8.6    Resolution of Objections to Claims.
(a)    If the Stockholders’ Agent does not contest, by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 20-day period following receipt of the Claim Certificate, then the Escrow Agent shall, upon Acquirer’s direction, distribute to Acquirer an amount of cash and a number of shares of Acquirer Common Stock from the Escrow Fund having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate; provided that the per share value of any shares of Acquirer Common Stock distributed to satisfy any claims in a Claim Certificate under this Article VIII shall be the Acquirer Stock Price.
(b)    If the Stockholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 20-day period set forth in Section 8.6(a), Acquirer and the Stockholders’ Agent shall attempt in good faith for 45 days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Stockholders’ Agent shall so agree, a joint written instruction setting forth such agreement shall be prepared, signed by both parties and delivered to the Escrow Agent. Upon receipt of such instruction, the Escrow Agent shall distribute to Acquirer an amount of cash and a number of shares of Acquirer Common Stock from the Escrow Fund in accordance with the terms of such joint written instruction.

(c)    If no such agreement can be reached during the 45-day period for good faith negotiation set forth in Section 8.6(b), but in any event upon the expiration of such 45-day period, either Acquirer or the Stockholders’ Agent may bring an arbitration in accordance with the terms of Section 9.11 to resolve the matter. The decision of the arbitrator as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto and the Converting Holders, and Acquirer shall be entitled to instruct the Escrow Agent to distribute to Acquirer an amount of cash and a number of shares of Acquirer Common Stock from the Escrow Fund in accordance therewith.
(d)    Judgment upon any determination of an arbitrator may be entered in any court having jurisdiction. For purposes of this Section 8.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the prevailing party unless the arbitrator determines in favor of the Stockholders’ Agent (on behalf of the Converting Holders) with respect to more than one-half of the amount in dispute, in which case the Converting Holders shall be deemed to be the prevailing party. The non-prevailing party to an arbitration shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.
8.7    Stockholders’ Agent.
(a)    At the Closing, Shareholder Representative Services LLC shall be constituted and appointed as the Stockholders’ Agent. The Stockholders’ Agent shall be the agent for and on behalf of the Converting Holders to: (i) execute, as the Stockholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Converting Holder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Converting Holder individually), (iii) review, negotiate and agree to and authorize Acquirer to reclaim an amount of cash from and/or cancel a number of shares of Acquirer Common Stock held in the Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article VIII, (iv) object to such claims pursuant to Section 8.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Converting Holder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Converting Holders, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Converting Holders (other than with respect to the payment and issuance of the Merger Consideration, as applicable) in accordance with the terms hereof and in the manner provided herein,(viii) instruct the Escrow Agent to sell shares of Acquirer Common Stock in the Escrow Fund, (ix) review and approve any updates to the Spreadsheet or the Updated Spreadsheet in accordance with Section 5.8(b) and (x) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquirer, the Merger Subs and their respective Affiliates (including after the Effective Time, the First Step Surviving Corporation and after the Second Effective

Time, the Final Surviving Entity) shall be entitled to rely on the appointment of Shareholder Representative Services LLC as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Converting Holder and has having the duties, power and authority provided for in this Section 8.7. The Converting Holders shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this Article VIII, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent. The Person serving as the Stockholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Stockholders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the aggregate amount of cash and the aggregate number of shares of Acquirer Common Stock then held in the Escrow Fund upon not less than 30 days’ prior written notice to Acquirer. No bond shall be required of the Stockholders’ Agent. The Person serving as the Stockholders’ Agent may resign upon not less than 20 days’ prior written notice to Acquirer and the Converting Holders.
(b)    The Stockholders’ Agent shall not be liable to any Converting Holder for any act done or omitted hereunder as the Stockholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Stockholders’ Agent shall serve as the Stockholders’ Agent without compensation other than pursuant to the terms of that certain Engagement Agreement to be entered into by and among the Stockholders’ Agent, the Company and certain of the Converting Holders (the “SRS Engagement Agreement”); provided that the Converting Holders shall severally but not jointly indemnify the Stockholders’ Agent and hold it harmless against any loss, Liability, damage, claim, penalty, fine, forfeiture, action, fee, cost or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Stockholders’ Agent and arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder, including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Stockholders’ Agent. If not paid directly to the Stockholders’ Agent by the Converting Holders, such losses, Liabilities or expenses may be recovered by the Stockholders’ Agent from the Stockholders’ Agent Expense Fund and, after the Stockholders’ Agent Expense Fund is fully depleted, from the portion of the Escrow Fund otherwise distributable to the Converting Holders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on or after the Escrow Release Date pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Converting Holders according to their respective Pro Rata Shares of such losses, Liabilities or expenses. As soon as practicable following the completion of the Stockholders’ Agent’s responsibilities, the Stockholders’ Agent will deliver any cash then remaining in the Stockholders’ Agent Expense Fund to the Escrow Agent (or, if all of the Escrow Fund has already been released, to the Paying Agent) for distribution to the Converting Holders. In no event will the Stockholders’ Agent be required to advance its own funds on behalf of the Converting Holders or otherwise. The Converting Holders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Stockholders’ Agent or the termination of this Agreement.
(c)    After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under Section 8.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Converting Holders and shall be final, binding and conclusive upon each such Converting Holder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Converting

Holder. Acquirer, the Merger Subs, the Final Surviving Entity and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent.
(d)    From time to time following the Closing, the Stockholders’ Agent may instruct the Escrow Agent by written notice (with copy to Acquirer) to sell shares of Acquirer Common Stock then in the Escrow Fund, and the proceeds of such sale shall be deposited in the Escrow Fund to constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under this Article VIII; provided that the Stockholders’ Agent shall not be permitted to so instruct the Escrow Agent at any time that the price of Acquirer Common Stock as reported on Nasdaq is below the Acquirer Stock Price. Upon consummation of such sale, the Stockholders’ Agent shall deliver to Acquirer a written confirmation of the number of shares of Acquirer Common Stock so sold and the amount of cash so deposited in the Escrow Fund, and Acquirer shall update the Updated Spreadsheet for (i) the aggregate amount of cash and the aggregate number of shares of Acquirer Common Stock then in the Escrow Fund and (ii) the allocation of such cash and stock with respect to each Converting Holder.
8.8    Third-Party Claims. In the event Acquirer becomes aware of a claim by a third party (a “Third-Party Claim”) that Acquirer in good faith believes may result in a claim for Indemnifiable Damages pursuant to this Article VIII by or on behalf of an Indemnified Person, Acquirer shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim (and the reasonable costs and expenses incurred by Acquirer in connection with such defense and negotiation of any settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs), but not the payments or any other costs of such settlement or resolution itself (unless such payments or costs are otherwise determined to be Indemnifiable Damages hereunder), shall be included in the Indemnifiable Damages for which Acquirer shall be entitled to receive indemnification pursuant to a claim made hereunder, and such costs and expenses shall constitute Indemnifiable Damages subject to indemnification under Section 8.2 regardless of whether it is ultimately determined that such Third-Party Claim arose out of or resulted from a matter listed in Section 8.2(a); provided that, notwithstanding the foregoing, such Indemnifiable Damages (i) shall be so included with respect to a Third-Party Claim only to the extent that an Indemnified Person would be entitled to recover for such Indemnifiable Damages pursuant to a matter listed in Section 8.2(a) assuming such Third-Party Claim were ultimately determined in favor of the third party making such Third-Party Claim and (ii) such Indemnifiable Damages shall be subject to the same limitations contained in this Article VIII as the matter listed in Section 8.2(a) to which such indemnifiable Damages relates). The Stockholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Stockholders’ Agent of Acquirer’s (and, if required, such third party’s) standard non-disclosure agreement to the extent that such materials contain confidential or propriety information. However, Acquirer shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim. Unless otherwise consented to in writing in advance by Acquirer in its sole discretion, the Stockholders’ Agent and its Affiliates may not participate in any Third-Party Claim or any action related to such Third-Party Claim (including any discussions or negotiations in connection with the settlement, adjustment or compromise thereof). Solely to the extent that either the Stockholders’ Agent has consented to the amount of any settlement or resolution by Acquirer of any such claim (which consent shall not be unreasonably withheld and which consent shall be deemed to have been given unless the Stockholders’ Agent shall have objected within 20 days after a written request therefor by Acquirer), or if the Stockholders’ Agent shall have been determined to have unreasonably withheld its consent to the amount of any such settlement or resolution, neither the Stockholders’ Agent nor any Converting Holder shall have any power or authority to object under this Article VIII to the amount of any claim by or on behalf of any Indemnified Person against the Escrow Fund for indemnity with respect to such settlement or resolution. If the Stockholders’ Agent reasonably objects to any such settlement, the existence or amount of Indemnifiable Damages shall be determined in accordance with Section 8.6.
8.9    Treatment of Indemnification Payments. Acquirer, the Stockholders’ Agent and the Converting Holders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article VIII as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted by Applicable Law.
ARTICLE IX
GENERAL PROVISIONS
9.1    Survival of Representations, Warranties and Covenants. If the Merger is consummated, the representations and warranties made by the Company herein, in the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter) and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 12 months following the Closing Date; provided that, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, (i) the Special Representations (other than the representations and warranties made by the Company in Section 2.10 (Taxes)) will remain operative and in full force and effect until the expiration of the applicable statute of limitations (if later than the expiration of 12 months following the Closing Date) and (ii) the representations and warranties made by the Company in Section 2.10 (Taxes) will remain operative and in full force and effect until the date that is six years following the Closing Date, in each case of clauses (i) and (ii) for claims against the Converting Holders that seek recovery of Indemnifiable Damages arising out, resulting from or in connection with an inaccuracy in such representations or warranties; provided, further, that no right to indemnification pursuant to Article VIII in respect of any claim that is set forth in a Claim Certificate delivered to the Stockholders’ Agent on or prior to the Escrow Release Date shall be affected by the expiration of such representations and warranties; provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article VIII or otherwise to seek recovery of Indemnifiable Damages arising out, resulting from or in connection with any fraud or intentional misrepresentation by or on behalf of the Company until the expiration of the applicable statute of limitations. If the Merger is consummated, the representations and warranties made by Acquirer herein and in the other certificates contemplated by this Agreement shall expire and be of no further force or effect as of the Closing. If the Merger is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing; provided that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.
9.2    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with automated confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):
(i)    if to Acquirer or the Merger Subs, to:

Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025
Attention: General Counsel
Facsimile No.:  (650) 305-7343
Telephone No.:  (650) 543-4800
with a copy (which shall not constitute notice) to:
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Attention:     R. Gregory Roussel
Facsimile No.: (650) 938-5200
Telephone No.: (650) 988-8500
(ii)    if to the Company, to:
Oculus VR, Inc.
19800 MacArthur Boulevard
Suite 200
Irvine, CA 92612
Attention: Chief Financial Officer

E-mail: brendan.iribe@oculusvr.com
with a copy (which shall not constitute notice) to:
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006
Facsimile No.:  (202) 373-6452
Email: Andrew.ray@bingham.com
Attention: Andrew M. Ray, Esq.
(iii)    If to the Stockholders’ Agent, to:
Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, CO 80202
Attention: Managing Director
Email: deals@srsacquiom.com
Facsimile No.: (303) 623-0294
Telephone No.:  (303) 648-4085
Any notice given as specified in this Section 9.2 (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and

(ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.
9.3    Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Law, such reference is to such Contract, instrument or Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provide to” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review by the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Fenwick & West LLP in connection with this Agreement at least 12 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 12 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.
9.4    Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.
9.5    Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Stockholders’ Agent may, to the extent legally allowed, (A)

extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company, (II) after the Closing with respect to the Converting Holders and/or the Stockholders’ Agent, signed by the Stockholders’ Agent and (III) with respect to Acquirer and/or the Merger Subs, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.
9.6    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.
9.7    Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VIII is intended to benefit the Indemnified Persons and Section 5.17 is intended to benefit the Company Indemnified Parties).
9.8    Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer and/or the Merger Subs may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer and/or the Merger Subs, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
9.9    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10    Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to Section 8.3(b), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.
9.11    Arbitration; Submission to Jurisdiction; Consent to Service of Process.
(a)    EXCEPT FOR CLAIMS REGARDING EITHER ACQUIRER’S OR THE COMPANY’S INTELLECTUAL PROPERTY RIGHTS AND CONFIDENTIAL INFORMATION, TO WHICH THIS SECTION WILL NOT APPLY, IN THE EVENT THAT A RESOLUTION IS NOT REACHED AMONG THE PARTIES HERETO WITHIN 60 DAYS AFTER WRITTEN NOTICE OF A DISPUTE, THE DISPUTE SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN SAN FRANCISCO, CALIFORNIA. SUCH ARBITRATION SHALL BE CONDUCTED IN ENGLISH IN ACCORDANCE WITH THE RULES OF THE AMERICAN ARBITRATION ASSOCIATION BY ONE ARBITRATOR APPOINTED IN ACCORDANCE WITH SUCH RULES. THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS IS APPROPRIATE TO THE PURPOSES OF ARBITRATION IN ACCOMPLISHING A FAIR, SPEEDY AND COST-EFFECTIVE RESOLUTION OF THE DISPUTE. THE ARBITRATOR SHALL REFERENCE THE FEDERAL RULES OF CIVIL PROCEDURE THEN IN EFFECT IN SETTING THE SCOPE AND TIMING OF DISCOVERY. THE AWARD OF ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES HERETO. THE ARBITRATOR WILL AWARD TO THE PREVAILING PARTY ALL COSTS, FEES AND EXPENSES RELATED TO THE ARBITRATION, INCLUDING REASONABLE FEES AND EXPENSES OF ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONALS INCURRED BY THE PREVAILING PARTY, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.
(b)    Subject to the foregoing, the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the State of California, the place where this Agreement was entered and is to be performed, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the County of Santa Clara, California. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 9.11. The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.
9.12    Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of California without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction; provided that any matters related to the effectiveness of the Merger shall be governed by the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.
9.13    Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
9.14    Effectiveness of Amendment and Restatement. This Agreement amends and restates certain provisions of the Original Agreement and restates the terms of the Original Agreement in their entirety. All amendments to the Original Agreement effected by this Agreement, and all other covenants, agreements, terms and provisions of this Agreement, shall have effect as of the Agreement Date, unless expressly stated herein otherwise, and all representations and warranties of the Company set forth in Article II and of Acquirer and Merger Subs set forth in Article III shall be deemed made as of the Agreement Date (and not as of the date of this Agreement or any other date), unless expressly stated herein otherwise. References to the “execution of this Agreement” and similar phrases shall be understood to refer to the execution of the Original Agreement, unless the context otherwise requires.
[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, Acquirer, Merger Sub I, Merger Sub II, the Company and the Stockholders’ Agent have caused this Amended and Restated Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

FACEBOOK, INC.

By: /s/ Colin Stretch
Name: Colin Stretch
Title: Vice President, General Counsel and Secretary

INCEPTION ACQUISITION SUB, INC.

By: /s/ David Kling
Name: David Kling
Title: Chief Executive Officer, President and Secretary

INCEPTION ACQUISITION SUB II, LLC

By: /s/ David Kling
Name: David Kling
Title: Chief Executive Officer, President and Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub I, the Merger Sub II, the Company and the Stockholders’ Agent have caused this Amended and Restated Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

OCULUS VR, INC.

By: /s/ Brendan Iribe Trexler
Name: Brendan Iribe Trexler
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub I, Merger Sub II, the Company and the Stockholders’ Agent have caused this Amended and Restated Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

STOCKHOLDERS’ AGENT

SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company, solely in its capacity as the Sellers’ Representative

By: /s/ W. Paul Koenig
Name: W. Paul Koenig
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
Definitions
As used herein, the following terms shall have the meanings indicated below:
“Acquirer Common Stock” means (i) the Class B Common Stock, par value $0.000006 per share, of Acquirer or (ii) if an S-3 Triggering Event occurs, the Class A Common Stock, par value $0.000006 per share, of Acquirer.
“Acquirer Options” means options to purchase shares of Acquirer Common Stock.
“Acquirer RSUs” means restricted stock units granted under the Acquirer’s 2012 Equity Incentive Plan.
“Acquirer Stock Price” means $69.35.
“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.
“Aggregate Option Cash-Out Amount” means the Option Per Share Consideration multiplied by Total Vested Options.
“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended,

and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.
“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.
“Business” means the business of the Company as currently conducted and as currently proposed to be conducted by the Company.
“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.
“California Law” means the California Corporations Code.
“Cash Consideration” means $400,000,000 in cash less the sum of (i) the Closing Net Working Capital Shortfall, if any, plus (ii) an amount in cash equal to Transaction Expenses that are incurred but unpaid as of the Closing plus (iii) the Aggregate Option Cash-Out Amount.
“Cash Escrow Amount” means $40,000,000 in cash.
“Closing Net Working Capital Shortfall” means the amount, if any, by which the Closing Net Working Capital Target exceeds Company Net Working Capital as set forth in the Company Closing Financial Statement.
“Closing Net Working Capital Target” means $11,000,000.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Per Share Cash Consideration” means (i) the Cash Consideration divided by (ii) (A) the Fully-Diluted Company Common Stock less (B) the Total Vested Options.
“Common Per Share Consideration” means, collectively, the Common Per Share Cash Consideration and the Common Per Share Stock Consideration.
“Common Per Share Stock Consideration” means (i) the Stock Consideration divided by (ii) (A) the Fully-Diluted Company Common Stock less (B) Total Vested Options.
“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.
“Company Class A Common Stock” means the common stock, par value of $0.001 per share, of the Company designated as Class A Common Stock.
“Company Class B Common Stock” means the common stock, par value of $0.001 per share, of the Company designated as Class B Common Stock.

“Company Closing Financial Statement” means a certificate executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying, as of the Closing, the amount of (i) Company Net Working Capital (including (A) the Company’s balance sheet prepared on a consistent basis with the Company Balance Sheet, (B) an itemized list of each Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, (C) an itemized list of each element of the Company’s consolidated current assets and (D) an itemized list of each element of the Company’s consolidated total current liabilities) and (ii) any Transaction Expenses that are incurred but unpaid.
“Company Common Stock” means, collectively, the Company Class A Common Stock and the Company Class B Common Stock.
“Company Debt” means indebtedness of the Company and any Subsidiaries for money borrowed, including any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.
“Company Net Working Capital” means (i) the Company’s consolidated total current assets as of the Closing (as defined by and determined in accordance with GAAP as applied in the Company Balance Sheet) less (ii) the Company’s consolidated total current liabilities as of the Closing (as defined by and determined in accordance with GAAP as applied in the Company Balance Sheet). For purposes of calculating Company Net Working Capital, the Company’s current assets shall (regardless of whether they would be treated as a current asset under GAAP as applied in the Company Balance Sheet) exclude deferred Tax assets. For purposes of calculating Company Net Working Capital, the Company’s current liabilities shall (regardless of whether they would be treated as a current liability under GAAP as applied in the Company Balance Sheet) (A) include, without duplication, (I) all Company Debt, (II) all Pre-Closing Taxes known at the time of such calculation, Taxes described in Section 1.8 known at the time of such calculation, and any other Liabilities of the Company for Taxes as of the Closing (including, for clarity, employer payroll taxes or other Taxes arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions, but not including employee payroll taxes to the extent properly withheld and paid over to the appropriate Governmental Entity), whether or not such Liabilities for Taxes would be then due and payable, (III) all bonuses or severance obligations owed by the Company to the Company’s directors, employees and/or consultants in connection with the Merger that are unpaid as of the Closing (after giving effect to any applicable waivers pursuant to Offer Letters, Option Waivers and/or Vesting Agreements) and (IV) all Liabilities for vacation or paid time off accrued by the Company’s employees as of the Closing and (B) exclude all Liabilities for Transaction Expenses that are incurred but unpaid as of the Closing.
“Company Option Plan” means, collectively, each stock option plan, program or arrangement of the Company.
“Company Optionholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the Effective Time.
“Company Options” means options to purchase shares of Company Common Stock.
“Company Preferred Stock” means, collectively, the Company Series A Preferred Stock and the Company Series B-1 Preferred Stock.

“Company Securityholders” means, collectively, the Company Stockholders, Company Optionholders.
“Company Series A Preferred Stock” the preferred stock, par value of $0.001 per share, of the Company designated as Series A Preferred Stock.
“Company Series B-1 Preferred Stock” the preferred stock, par value of $0.001 per share, of the Company designated as Series B-1 Preferred Stock.
“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.
“Contingent Payment Date” has the meaning ascribed to such term in Schedule B.
“Contingent Stock Payment Consideration” means up to 3,460,706 shares of Acquirer Common Stock.
“Contingent Cash Payment Consideration” means up to $60,000,000 in cash.
“Contingent Cash Payment Per Share Consideration” means the Contingent Cash Payment Consideration divided by the Fully-Diluted Company Common Stock.
“Contingent Stock Payment Per Share Consideration” means the Contingent Stock Payment Consideration divided by the Fully-Diluted Company Common Stock.
“Continuing Employees” means the employees of the Company who are offered continued employment with Acquirer, the Final Surviving Entity or one of their respective subsidiaries and who execute an Offer Letter, Option Waiver if such employee is a Company Optionholder as of immediately prior to the Closing, whether the Company Options held by such Company Optionholder are vested or unvested and Vesting Agreement if such employee is a Company Stockholder as of immediately prior to the Closing and, in each case, who accept employment to remain employees of the Final Surviving Entity or become employees of Acquirer or one of its subsidiaries as of immediately after the Effective Time.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.
“Converting Holders” means (i) Company Stockholders (other than those Company Stockholders all of whose shares of Company Capital Stock constitute Dissenting Shares) and (ii) Company Optionholders, in each case as of immediately prior to the Effective Time.
“Delaware Law” means the General Corporation Law of the State of Delaware.
“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with Delaware Law or California Law in connection with the Merger.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).
“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.
“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.
“Escrow Amount” means the Cash Escrow Amount and the Stock Escrow Amount.
“Fully-Diluted Company Common Stock” means the sum, without duplication, of (i) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and (ii) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of, vested Company Options or other direct or indirect rights to acquire shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (excluding any vested Company Options that are cancelled as of the Closing pursuant to an Option Waiver).
“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.
“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.
“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other authority or instrumentality, in each case whether domestic or foreign, or any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government (including any governmental or political division, department, agency, commission, instrumentality, organization, unit, body or entity and any court or other tribunal).
“Group” has the meaning ascribed to such term under Section 13(d) of the Securities Exchange Act of 1934, as amended, the rules and regulations thereunder and related case law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“IRS” means the United States Internal Revenue Service.
“Key Employees” means the individuals set forth on Schedule E.
“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual, the executive officers of such Person; provided that any executive officer will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (A) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such executive officer, including his or her personal files, (B) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such officer’s employer that would reasonably be expected to be reviewed by an individual with the duties and responsibilities of such executive officer or (C) such knowledge could be obtained from reasonable inquiry of the persons charged with administrative or operational responsibility for such for such officer’s employer and (iii) with respect to the Company, in addition to the executive officers of the Company, the Key Employees.
“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.
“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.
“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties, or a breach of the covenants, agreements or obligations, made by or of such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the near-term or longer-term condition (financial or otherwise), assets (including intangible assets), Liabilities, business, prospects, capitalization, employees, operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general economic conditions (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such Person operates (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors) or (C) changes in GAAP

(provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors) or (ii) adversely affects, or would reasonably be likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.
“Merger Consideration” means (i) the Cash Consideration plus (ii) the Stock Consideration plus (iii) the Aggregate Option Cash-Out Amount.
“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.
“Option Per Share Consideration” means the excess of (i) the sum of (A) the Common Per Share Cash Consideration plus (B) the product of (I) the Common Per Share Stock Consideration multiplied by (II) Acquirer Stock Price over (ii) the per share exercise price of such Company Option.
“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.
“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) non-exclusive object code licenses of software by the Company in the ordinary course of business consistent with past practice on its standard unmodified form of customer agreement (a copy of which has been provided to Acquirer).
“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.
“Pre-Closing Taxes” means any Taxes of the Company for a Taxable period (or portion thereof) ending on or prior to the Closing Date. In the case of any Taxes of the Company that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date. Pre-Closing Taxes shall exclude Taxes resulting from any transaction, other than a transaction in the ordinary course of business or a transaction contemplated by this Agreement, effected by or at the direction of Acquirer or its Affiliates on the portion of the Closing Date that is after the Closing.

“Pro Rata Share” means, with respect to a particular Converting Holder, a fraction, the numerator of which is the sum of the aggregate amount of cash that such Converting Holder is entitled to be paid pursuant to Section 1.3(a)(i)(A) and/or Section 1.3(a)(ii)(A) plus the product of (i) the Acquirer Stock Price multiplied by (ii) the aggregate number of shares of Acquirer Common Stock that such Converting Holder is entitled to be issued pursuant to Section 1.3(a)(i)(A) and/or Section 1.3(a)(ii)(A) (which, in each case, for the avoidance of doubt, excludes any payments and issuances in respect of Dissenting Shares) and the denominator of which is the sum of (A) the Cash Consideration plus (B) the product of (x) the Acquirer Stock Price multiplied by (y) the Stock Consideration plus (C) the Aggregate Option Cash-Out Amount.
“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Stock Consideration” means 23,071,377 shares of Acquirer Common Stock.
“Stock Escrow Amount” means 2,307,137 shares of Acquirer Common Stock issued to Converting Holders in the Merger.
“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.
“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.
“Total Amount” means $460,000,000 in cash and 26,532,083 shares of Acquirer Common Stock.

“Total Vested Options” means the aggregate number of shares of Company Common Stock that are issuable upon the exercise of all Company Options that are vested as of the Closing.
“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by the Company in connection with the Merger, this Agreement and the Transactions, whether or not incurred, billed or accrued (including any fees, costs expenses, payments and expenditures of legal counsel and accountants, the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earnouts, escrows or other contingencies, and any such fees, costs, expenses, payments and expenditures incurred by Company Securityholders paid for or to be paid for by the Company and the cost of the Tail Insurance Coverage).
“Unvested Company Shares” means shares of Company Common Stock that are not vested under the terms of any Contract with the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).
Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

280G Stockholder Approval	5
Acquirer NWC Notice	1.6(b)
Acquirer’s Difference	1.6(g)
Acquirer	Preamble
Agreement Date	Recitals
Agreement	Preamble
Antitrust Laws	5.4(b)
Antitrust Restraint	5.4(c)
Author	2.9(g)
Basket	8.3(a)
Board	Recitals
Bylaws	1.2(b)(ii)
Certificate of Incorporation	1.2(b)(ii)
Certificates	1.4(a)(i)
California Commissioner	5.1(b)
California Permit	5.1(b)
Claim Certificate	8.5(a)
Claims Period	8
Closing Date	1.1(c)
Closing	1.1(c)
COBRA	2.11(c)
Company	Preamble
Company Authorizations	2.7(b)

Company Balance Sheet Date	2.4(b)
Company Balance Sheet	2.4(b)
Company Data	2.9(a)(i)
Company Data Agreement	2.9(a)(ii)
Company Databases	2.9(r)(iii)
Company Disclosure Letter	Article II
Company Employee Plans	2.11(a)
Company Indemnification Provisions	5.17(a)
Company Indemnified Parties	5.17(a)
Company Intellectual Property	2.9(a)(iii)
Company Intellectual Property Agreements	2.9(a)(iv)
Company-Owned Intellectual Property	2.9(a)(v)
Company Privacy Policies	2.9(a)(vi)
Company Products	2.9(a)(vii)
Company Registered Intellectual Property	2.9(a)(viii)
Company Source Code	2.9(a)(ix)
Company Stockholder Approval	2.3(a)
Company Voting Debt	2.2(d)
Company Websites	2.9(a)(x)
Confidential Information	2.9(i)
Confidentiality Agreement	5.3(a)
Data Protection Legislation	2.9(a)(xi)
Designated Employees	5.10(a)
DMCA	2.9(k)
Effective Time	1.1(d)
Employee RSUs	5
ERISA	2.11(a)
ERISA Affiliate	2.11(a)
Escrow Agent	8.1(a)
Escrow Agreement	”8.1(a)
Escrow Fund	8.1(a)
Escrow Release Date	8.1(a)
Export Approvals	2
Fairness Hearing	5.1(b)
Fairness Hearing Law	5.1(b)
Final Net Working Capital Shortfall	1.6(f)
Final Net Working Capital	1.6(f)
Final Surviving Entity	1.1(a)
Financial Statements	2.4(a)
First Certificate of Merger	1.1(d)

First Merger	Recitals
First Step Surviving Corporation	1.1(a)
Fundamental Claims	8.3(c)
Government Contract	2.15(a)(xxvi)
ICT Infrastructure	2.9(q)(i)
Indemnifiable Damages	8.2(a)
Indemnified Person	8.2(a)
Intellectual Property	2.9(a)(xii)
Intellectual Property Rights	2.9(a)(xiii)
Key Employee	Recitals
Key Stockholder	Recitals
Letter of Transmittal	1.4(a)(i)
Material Contracts	2.15(a)
Merger	Recitals
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
New Litigation Claim	6
Non-Competition Agreement	Recitals
Notice of Objection	1.6(c)
NWC Calculations	1.6(b)
Offer Letter	Recitals
Open Source Materials	2.9(a)(xiv)
Option Payments	1.3(a)(ii)
Option Waiver	1.2(b)(xix)
Original Merger Agreement	Recitals
Parachute Payment Waiver	1.2(b)(xx)
Paying Agent	1.4(a)(ii)
Permit Information Statement	5.1(b)
Personal Data	2.9(a)(xv)
Privacy Laws	2.9(a)(xvi)
Process or Processing	2.9(a)(xvii)
Proprietary Information and Technology	2.9(a)(xviii)
Proxy Statement	5.1(e)
Registration Statement	5.1(d)
Required Company Financials	5.1(d)
Requisite Stockholder Approval	6.3(g)
Reorganization	Recitals
Reviewing Accountant	1.6(e)
S-3 Triggering Event	5.1(d)

Section 280G Payments	5
Second Certificate of Merger	1.1(d)
Second Effective Time	1.1(d)
Second Merger	Recitals
Separation Agreement	1.2(b)(xvii)
Significant Supplier	2.20
Special Representations	8.3(b)
Spreadsheet	5.8(a)
SRS Engagement Agreement	8.7(b)
Stockholder Agreement	Recitals
Stockholder Meeting	5.1(e)
Stockholder Notice	5.1(f)
Stockholders’ Agent	Preamble
Stockholders’ Agent’s Difference	1.6(g)
Stockholders’ Agent Expense Amount	1.4(d)
Stockholders’ Agent Expense Fund	1.4(d)
Tail Insurance Coverage	5.17(b)
Termination Date	7.1(b)
Third-Party Claim	9
Third-Party Intellectual Property	2.9(a)(xix)
Transactions	Recitals
Updated Spreadsheet	5.8(b)
Vesting Agreement	Recitals
WARN Act	2.11(n)